                                                                   EXHIBIT NO. 1

                                (INTRAWEST LOGO)

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM
                        FOR THE YEAR ENDED JUNE 30, 2004

                               September 13, 2004

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions, Statistical and Other Information......   2
The Corporation.............................................   3
  Incorporation.............................................   3
  Overview..................................................   3
  Corporate Structure.......................................   4
  General Development of the Business.......................   4
The Mountain Resort Industry................................   5
The Golf Industry...........................................   6
Resort Management and Development...........................   6
  Resort Operations.........................................   6
     Mountain Resort Properties.............................   6
     Warm-Weather Destination Properties....................  10
     Other Resort Properties................................  11
     Sources of Resort Operations Revenue...................  11
     Sponsorship and Special Events.........................  13
     Information Technology.................................  13
     Resort Marketing and Sales.............................  13
     Management Services....................................  13
  Resort Real Estate Development............................  14
     The Development Process................................  15
     Leisura................................................  16
     Real Estate Properties.................................  17
  Legal and Regulatory Matters..............................  23
Employees...................................................  23
Credit Ratings..............................................  23
Risk Factors................................................  23
Transfer Agent and Registrar................................  25
Selected Consolidated Financial Information.................  26
Market for Securities.......................................  28
Audit Committee Information.................................  28
Directors and Executive Officers............................  31
Standards of Business Conduct...............................  32
Additional Information......................................  32
Management's Discussion and Analysis........................  34
Consolidated Financial Statements........................... F-1

             CERTAIN DEFINITIONS, STATISTICAL AND OTHER INFORMATION

     Unless the context otherwise requires, the "Corporation" or "Intrawest", as well as "we", "us", "our" or similar terms, refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships. As used in this Annual Information Form, "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski and golf industries included in this Annual Information Form is derived by the Corporation from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, the Canadian Ski Council and the National Golf Foundation.

     Unless otherwise indicated, all dollar amounts are stated in United States dollars.

     The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information. Factors that could cause or contribute to differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

                                THE CORPORATION

INCORPORATION

     The Corporation was formed by an amalgamation on November 23, 1979 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on January 14, 2002. The registered office of the Corporation is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 and its telephone number is (604) 669-9777. The Corporation maintains a web site at www.intrawest.com. The contents of this web site do not form a part of this Annual Information Form.

OVERVIEW

     Intrawest is the world's leading developer and operator of village-centered resorts. The Corporation's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high-quality resort services and amenities with innovative residential and commercial real estate development, the Corporation has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of 10 mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The resorts are Whistler Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 2003/2004 ski season the Corporation's network of resorts generated approximately 8.0 million skier visits, which is more than the number generated by any other North American group of affiliated mountain resorts. Intrawest holds a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in the Columbia Mountains of British Columbia.

     Intrawest is also developing and operating Sandestin Golf and Beach Resort, the largest resort and residential community in northwestern Florida. Intrawest owns and operates 18 golf courses throughout North America and manages 18 other courses.

     Intrawest is North America's largest mountain resort real estate developer. The Corporation owns, develops and manages residential and commercial resort real estate at each of its mountain resorts and is developing mountain resort villages at Squaw Valley in California, Solitude in Utah, Snowmass in Colorado, Keystone in Colorado and Les Arcs in France. The Corporation is also developing resort villages at Lake Las Vegas Resort in Nevada and at Sandestin in Florida. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 19,800 units over the next 10 to 12 years. The Corporation's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Whistler Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Corporation is at various stages of applying its formula to the extensive developable land holdings at its other resorts. At many of its resorts, the Corporation also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts. Resort club locations are in operation at Whistler Blackcomb, Tremblant, Panorama, Sandestin and Blue Mountain, and in Hawaii, Vancouver and Palm Desert in California.

     Intrawest is comprised of two divisions: the Leisure and Travel Group, which includes Intrawest's mountain and warm-weather resorts, its golf, lodging and central reservations businesses, and its Resort Club; and Intrawest Placemaking, which carries out Intrawest's real estate development business.

CORPORATE STRUCTURE

     The following is a list of the Corporation's principal subsidiaries and partnerships as at June 30, 2004, indicating the place of incorporation/registration, and showing the percentage equity interest beneficially owned by the Corporation.

                                                                 PLACE OF              PERCENTAGE
                                                              INCORPORATION/         EQUITY INTEREST
                                                               REGISTRATION      HELD BY THE CORPORATION
                                                             ----------------    -----------------------
Blackcomb Skiing Enterprises Limited Partnership...........  British Columbia               77
Whistler Mountain Resort Limited Partnership...............  British Columbia               77
Mont Tremblant Resorts and Company, Limited Partnership....       Quebec                   100
IW Resorts Limited Partnership.............................  British Columbia              100
Intrawest Resort Finance Corporation.......................  British Columbia              100
Copper Mountain, Inc.......................................      Delaware                  100
Intrawest Golf Holdings, Inc...............................      Delaware                  100
Intrawest Luxembourg S.A...................................     Luxembourg                 100
Intrawest Resorts, Inc.....................................      Delaware                  100
Intrawest Retail Group, Inc................................      Colorado                  100
Intrawest U.S. Holdings Inc................................      Delaware                  100
Intrawest Sandestin Company, L.L.C.........................      Delaware                  100
Intrawest/Winter Park Holdings Corporation.................      Delaware                  100
Mountain Creek Resort, Inc.................................     New Jersey                 100
Snowshoe Mountain, Inc.....................................   West Virginia                100
The Stratton Corporation...................................      Vermont                   100

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past three fiscal years, the Corporation has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     2002

     - In July 2001 the Corporation entered into an agreement to develop a village at Snowmass at Aspen, Colorado.

     - In January 2002 the Corporation was granted by the City and County of Denver the exclusive right to negotiate an agreement to operate and develop Winter Park Resort in Colorado.

     - In February 2002 the Corporation announced a normal course issuer bid through the Toronto Stock Exchange for up to 370,000 non-resort preferred shares.

     - In June 2002 the Corporation raised gross proceeds of Cdn.$85.8 million from a public offering of 3,250,000 Common Shares in Canada and the United States.

     2003

     - In September 2002 the Corporation raised gross proceeds of $137 million from a private offering of unsecured notes in Canada and the United States.

     - In December 2002 the Corporation redeemed all of its remaining non-resort preferred shares at Cdn.$2.02 per share.

     - In December 2002 the Corporation completed its agreement with the City and County of Denver to assume control of Winter Park Resort's operations and to undertake development at the Colorado resort.

     - In February 2003 the Corporation announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted. Refer to page 16 ("Leisura") for additional information.

     2004

     - In October 2003 the Corporation raised gross proceeds of $350 million from a private offering of unsecured notes in Canada and the United States.

     - In October and November of 2003 the Corporation retired $200 million principal amount of its outstanding 9.75% unsecured notes due August 2008.

     - In April 2004 the Corporation combined all of its travel and leisure businesses into the newly formed Leisure and Travel Group.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 730 ski resorts in North America of which 490 are located in the United States and 240 are located in Canada. During the 2003/2004 ski season, these resorts attracted approximately 76.1 million skier visits (57.1 million to United States ski areas and 19.0 million to Canadian ski areas). The geographic distribution of North American skier visits during the 2003/2004 season was as follows:

                                                             PROPORTIONATE
GEOGRAPHIC REGION                            SKIER VISITS        SHARE        INTRAWEST RESORT LOCATED IN REGION
-----------------                            ------------    -------------    ----------------------------------
                                              (MILLIONS)          (%)
Western Canada.............................       8.5             11.2        Whistler Blackcomb, Panorama
Quebec.....................................       6.8              8.9        Tremblant
Other Canada...............................       3.7              4.9        Blue Mountain
U.S. Rocky Mountains.......................      18.9             24.8        Copper, Winter Park
Northeast U.S..............................      12.9             17.0        Stratton, Mountain Creek
Pacific West U.S...........................      11.9             15.6        Mammoth
Midwest U.S................................       7.8             10.2        --
Southeast U.S..............................       5.6              7.4        Snowshoe
                                                 ----            -----
                                                 76.1            100.0
                                                 ====            =====

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their vacation plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day-visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 2003/2004 ski season the largest 20% of ski areas accounted for approximately 60% of the total skier visits in the United States. Intrawest estimates that approximately 85% of visits to its resorts are "drive-to" (i.e., the visitor drives from home to the resort).

     Since 1985 the numbers of active skiers and annual skier visits in North America have not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 730 in 2004. The Corporation believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented.

     The Corporation is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis which encourage broader participation, facilitate learning and enhance performance and (iv) the continuing growth of snowboarding, which is increasing youth and young adult participation in mountain sports. In the United States, skier visits attributable to snowboarders have increased steadily and are currently estimated to represent approximately 30% of all skier visits in the United States. The Corporation believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                               THE GOLF INDUSTRY

     There are approximately 18,000 golf courses in North America -- 16,000 in the United States and 2,000 in Canada. In 2003 there were approximately 27.4 million active golfers in the United States and 5.4 million in Canada, representing about a 13% participation rate. While participation has been relatively stable over the past few years, consumer spending on golf has increased significantly, from $7.8 billion in the United States in 1986 to over $24.3 billion in 2002. Revenue per round has been driven up by increases in greens fees and higher spending on equipment, lessons, golf cart rental and other services.

     The same demographic trends that are impacting the mountain resort industry are affecting golf. The aging of the "baby boom" generation is expected to increase the number of rounds played and the average revenue per round. Golfers over the age of 50 currently account for approximately 30% of total golfers but they play and spend almost twice as much as younger golfers. In addition, this baby boom age group accounts for approximately 40% of all golf-related travel spending annually. In 2003 the largest age group of new beginners to golf was the 5-17 year old group, compared to the 18-29 year old group only a few years ago. This is attributed to the rising popularity of golf among juniors and equipment innovations encouraging broader participation by facilitating learning and enhancing performance.

     The ownership of golf courses in North America is highly fragmented. In the United States there are approximately 11,000 different golf course owners and the top 15 course owners/managers have only approximately 5% of the market in aggregate. Similarly in Canada, less than 2% of golf courses are owned or operated by multi-course operators. Consolidation of the golf industry has begun as many independent owners lack the necessary capital to improve or maintain their courses, there is a limited supply of experienced golf operating personnel, and cost and marketing efficiencies are enhanced by the operation of multiple golf courses. Intrawest expects to capitalize on this consolidation trend by acquiring additional golf course management contracts in the future.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics relating to each of Intrawest's mountain resort locations.

                           INTRAWEST                                                 AVERAGE     SNOW-     2003/2004
                           OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING      SKIER
RESORT                     PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE    VISITS
------                     ----------   -------   --------   ------   ------------   --------   --------   ---------
                              (%)       (ACRES)    (FEET)                            (INCHES)     (%)       (000'S)
Whistler Blackcomb.......      77        7,071     5,280      227        33(15)        360          7        2,044
Mammoth..................      59.5(1)   3,500     3,100      185        35(10)        350         17        1,401
Winter Park..............     100        2,762     3,060      134         21(8)        359         11          942
Copper...................     100        2,450     2,699      125         23(5)        255         16          928
Tremblant................     100          627     2,115       94         14(7)        140         75          730
Blue Mountain............      50          251       720       34         12(4)        100         94          611
Snowshoe.................     100          224     1,598       57         14(2)        185        100          439
Stratton.................     100          583     2,003       90         16(5)        180         90          368
Mountain Creek...........     100          168     1,040       44         11(3)         90        100          330
Panorama.................     100        1,500     4,047      100          9(1)        110         40          230

---------------

(1) Each of the shareholders of Mammoth Mountain Ski Area ("MMSA") (including the Corporation) has a pro rata right of first refusal to purchase any shares of MMSA to be sold by any other shareholder to third parties.

     WHISTLER BLACKCOMB. Whistler Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, is North America's most visited ski resort. The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and

1980, respectively. Whistler Resort is accessible year-round by car, as well as by air via Vancouver International Airport.

     Since Intrawest acquired Blackcomb in 1986, the Corporation has invested heavily on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its restaurant and service facilities.

     The Corporation operates a 3,414-acre ski area facility at Blackcomb that has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski mountain. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement that expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 3,657-acre ski area facility that has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski mountain. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement that expires in 2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

     The Corporation is the largest retailer in Whistler Resort with 44 retail and equipment rental shops. The Corporation also has food and beverage operations at 16 restaurants and bars, having a total seating capacity of approximately 8,200.

     Whistler Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. An 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler Blackcomb ski school offers more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people, and numerous galleries and recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Corporation), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

     In July 2003 the International Olympic Committee awarded the 2010 Winter Olympic Games to Vancouver/ Whistler.

     MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995, increasing its interest to 51% in November 1997, 58% in January 1998 and 59.5% in April 1999. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 7,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility that has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth has 185 trails that are serviced by 35 lifts, including 10 high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits that expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates six sport shops, five hotel properties, and food and beverage operations at nine restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include 80 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in the Sierra Star Golf Course at Mammoth. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

     WINTER PARK. Winter Park is located 67 miles west of Denver in Summit County, the heart of Colorado's ski country. Winter Park is the closest major resort to Denver, easily accessible by car and train as well as by air via Denver International Airport.

     In December 2002 Intrawest completed its agreement with the City and County of Denver to assume control of Winter Park's operations and to undertake development at the resort. The Corporation operates a 2,762-acre ski area facility at Winter Park that has elevations at its base of 9,000 feet and its peak of 12,060 feet. Winter Park, which has been in operation since 1939, has 134 trails, which are serviced by 21 lifts, eight of which are high-speed.

     Winter Park has four retail shops, and food and beverage operations at 10 restaurants and bars, having a total seating capacity of approximately 3,000.

     Summer activities include mountain biking, hiking, bungee jumping and an alpine slide.

     COPPER. Copper is located approximately 75 miles west of Denver, Colorado. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested significantly in capital improvements including high-speed lifts, new restaurant facilities and service buildings, and vehicles and other equipment. The Corporation completed its acquisition of Copper in 1997 and has continued to make capital improvements at Copper including new lifts and trails and expanded restaurant facilities.

     Copper has a 2,450-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 22 lifts, including five high-speed chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on government land.

     Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls that provide skiers with 1,067 acres of above-timberline skiing.

     Copper has five retail shops, four equipment rental shops and food and beverage operations at 11 restaurants and bars, having a total seating capacity of approximately 2,400.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude 18-hole course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Corporation), horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. Bike riders can access a paved bike path system that connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     TREMBLANT. Tremblant, located in the Laurentians, 90 miles north of Montreal, Quebec, has been rated as the number-one ski resort in eastern North America by SKI magazine in each of the past seven years. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest major operating ski area in Canada. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, six- and eight-passenger gondolas, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system, the Edge, Tremblant's first new peak since 1943, and the Versant Soleil, the largest ski terrain expansion since the initial development of Tremblant.

     The Corporation operates a 627-acre ski area facility at Tremblant that has elevations at its base of 755 feet and at its peak of 2,870 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 94 trails that are serviced by 14 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays a minimal annual lease payment.

     Tremblant has 16 sports shops, five rental shops and food and beverage operations at nine restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort that emphasizes a unique French Canadian charm and is an excellent example of staged village development. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable, two 18-hole championship golf courses owned by the Corporation, tennis and hiking. The Corporation is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts. The 36,000-square foot convention centre, which can accommodate 1,800 delegates, has increased traffic at the resort year round and particularly during the shoulder seasons.

     BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. It is easily accessible by car and draws its visitors primarily from the Greater Toronto area. Established in 1941, Blue Mountain has 34 trails serviced by 12 lifts, including four high-speed chairlifts. A 251-acre ski facility with 94% snowmaking coverage and a vertical drop of 720 feet, Blue Mountain also has 22 trails available for night skiing.

     Following the acquisition of its 50% interest in Blue Mountain in 1999, Intrawest has invested in advanced snowmaking systems, service buildings, lodge upgrades and the ongoing development of a 40-acre pedestrian village located at the base of the mountain.

     The Village at Blue Mountain includes 21 restaurant/bar and retail spaces with over 45,000 square feet of commercial space. Blue Mountain owns five food and beverage operations having a total seating capacity of approximately 2,400. Blue Mountain serves as the property manager for over 720 lodging units that can accommodate more than 2,000 guests.

     Blue Mountain's summer amenities include an 18-hole golf course -- Monterra Golf -- and a waterfront park on Georgian Bay.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in 1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in 1995 and has invested significantly in new capital improvements, mainly consisting of lifts, snowmaking and terrain expansion. The Corporation operates a 224-acre ski area facility at Snowshoe that has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 57 trails that are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. Intrawest owns all of the land on which the ski facilities are located.

     Snowshoe has 18 retail shops, five of which are concessioned to third-party operators. The resort also owns and operates 13 restaurants and nine bars, having a total seating capacity of approximately 2,500. Snowshoe owns two lodges having a total of 250 rooms and manages approximately 1,000 rental condominiums.

     Snowshoe's summer amenities include an 18-hole championship golf course owned by the Corporation and designed by Gary Player, over 100 miles of marked mountain biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort also owns two conference centres with over 12,000 square feet of meeting rooms and banquet facilities that draw business travelers throughout the year.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Corporation has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, four six-passenger high-speed chairlifts and improvements to the base area facilities. The Corporation operates a 583-acre ski area facility at Stratton that has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails that are serviced by 16 lifts, five of which are high-speed.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Corporation. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     MOUNTAIN CREEK. Mountain Creek, located approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing four peaks -- Vernon Peak, Granite Peak, South Peak and Bear Peak -- currently providing approximately 168 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Corporation owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 39-acre waterpark and 5 mountain-top lakes.

     PANORAMA. Panorama is located in the Purcell Range of the Canadian Rocky Mountains approximately 12 miles from Invermere, in the East Kootenay region of British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired the resort in 1993, the Corporation has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the third greatest in Canada surpassed only by Blackcomb and Whistler.

     The Corporation operates a 1,500-acre ski area facility at Panorama that has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 100 trails that are serviced by 9 lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. An annual lease payment currently equal to 2% of defined gross revenue is payable by Panorama under this agreement.

     Panorama has three retail shops and food and beverage operations at eight restaurants and bars, having a total seating capacity of approximately 850.

     Panorama offers access to some of the best heli-skiing in the world. All of the commercial facilities at the resort, except for the heli-skiing operation, are owned and operated by the Corporation. Panorama's summer amenities include Greywolf golf course, an award-winning 18-hole championship course 50% owned by the Corporation, and a mountain-side waterpark with hot tubs and slides. Other summer attractions in the area include mountain biking, whitewater rafting and kayaking, horseback riding, tennis and hot springs at Radium and Fairmont.

  WARM-WEATHER DESTINATION PROPERTIES

     SANDESTIN. Sandestin Golf and Beach Resort is a 2,400-acre resort located in northwestern Florida, between Pensacola and Panama City, eight miles east of Destin. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin has four championship golf courses including the Raven Golf Club. The resort also features 65,000 square feet of conference facilities, a 98-slip full-service marina, 15 tennis courts, 20 restaurants and bars and the new Village of Baytowne Wharf, a 28-acre pedestrian village overlooking the Bay.

     RAVEN. Raven is the premier brand of Intrawest's dedicated golf group, Intrawest Golf. Intrawest Golf owns and operates four Raven courses in addition to its other owned and managed courses.

  OTHER RESORT PROPERTIES

     CANADIAN MOUNTAIN HOLIDAYS. The Corporation has a 45% equity interest in Alpine, the parent company of CMH, which provides helicopter destination skiing and helicopter-assisted mountaineering and hiking in the Columbia Mountains of British Columbia. Alpine also provides non-leisure helicopter services on a contract basis. Approximately 65% of Alpine's annual revenue is generated from its leisure business operations.

     CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 12 locations. CMH's operations include 22 helicopters, nine remote lodges and five heli-hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including mountain operations (lift-tickets and heli-skiing), retail and rental shops, food and beverage, ski school, golf, tennis and other. Sales of lift tickets represent the single largest source of resort operations revenue (46.4% for fiscal 2004).

     The following chart provides a breakdown of the sources of the Corporation's ski and resort operations and warm-weather operations revenue during fiscal 2004. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                REVENUE       PROPORTION
                                                              ------------    ----------
                                                              (MILLIONS OF       (%)
                                                                DOLLARS)
Mountain operations.........................................     $250.9          46.4
Retail and rental shops.....................................      101.3          18.7
Food and beverage...........................................       81.9          15.1
Ski school..................................................       41.7           7.7
Golf........................................................       27.3           5.0
Other.......................................................       38.2           7.1
                                                                 ------         -----
                                                                 $541.3         100.0
                                                                 ======         =====

     MOUNTAIN OPERATIONS. The Corporation sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing revenue. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card is in use at Whistler Blackcomb, Tremblant, Stratton, Mammoth and Copper. In addition to their other features, frequent skier cards at Whistler Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Corporation uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Corporation's line of lift-ticket products. These lift tickets are often sold to customers in packages including accommodation in order to fill beds when occupancy is expected to be low. Since fiscal 2002 revenue from lift ticket sales has increased from $193.3 million to $250.9 million, primarily because of the addition of Winter Park. The Corporation's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Corporation's retail division increased from $85.0 million in fiscal 2002 to $101.3 million in fiscal 2004. Retail revenue aids in stabilizing the Corporation's daily and weekly cash flows, as the Corporation's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Corporation owns 133 retail and ski rental shops containing approximately 239,000 square feet of sales/service area. The large number of retail locations operated by the Corporation allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Corporation's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The Corporation also owns and operates the 50-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 96,000 square feet of space. This chain has locations in the western United States.

     FOOD AND BEVERAGE. Food and beverage has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Corporation. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Corporation owns and operates 110 different food and beverage facilities at its mountain resorts with more than 30,000 seats. The Corporation's control of its on-mountain and base-area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $63.0 million in fiscal 2002 to $81.9 million in fiscal 2004.

     SKI SCHOOL. The Corporation operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Corporation's resorts have qualified instructors. The Corporation's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Corporation has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Over the past several years, the Corporation has initiated programs to increase its ski school business. Revenue from ski schools increased from $30.4 million in fiscal 2002 to $41.7 million in fiscal 2004.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995. At its mountain resorts, the Corporation owns and operates championship golf courses at Panorama, Blue Mountain, Tremblant, Copper, Stratton, Snowshoe and Mammoth. The Corporation also owns an additional nine golf courses at its warm-weather resort properties in Florida and Arizona and two golf courses in Pitt Meadows, British Columbia. Stratton also offers a golf school that attracts students from throughout eastern North America. Golf is a primary attraction in the summer and shoulder seasons, providing Intrawest with revenue from greens fees, golf cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. Intrawest has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. In addition, Intrawest manages 18 golf courses owned by other parties. Revenue from golf declined from $29.4 million in fiscal 2002 to $27.3 million in fiscal 2004.

     OTHER. The Corporation generates additional revenue from miscellaneous activities (e.g., tubing, tennis, pool), community services, club operations, telephone services and unique businesses such as the marina at Sandestin and the service station at Copper. Revenue from this category increased from $23.0 million in fiscal 2002 to $38.2 million in fiscal 2004.

  SPONSORSHIP AND SPECIAL EVENTS

     An important part of the Corporation's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Corporation's geographically diversified mountain resorts are particularly appealing to sponsors seeking exposure across North America. In addition, the Corporation's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Corporation's business sponsors include Coca Cola, Telus, Visa Canada, The Globe and Mail, Kodak Canada and Bell Canada.

     The Corporation's resorts host a number of world-class sporting events including the Nokia Snowboard FIS World Cup Tour and snowboarding's U.S. Open championship at Stratton. Whistler, Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Corporation's resorts host numerous high-profile music and arts events.

     In July 2003 the International Olympic Committee awarded the 2010 Winter Olympic Games to Vancouver/ Whistler.

  INFORMATION TECHNOLOGY

     The Corporation's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Corporation's services in order to build guest loyalty and encourage repeat buying. Information technology initiatives which have been implemented at certain of the Corporation's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Corporation's facilities across the resort, (iv) central reservation systems for use in connection with the Corporation's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Corporation to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Corporation's marketing strategy include (i) increasing the Corporation's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Corporation's network of resorts, (iv) expanding the summer-and shoulder-season businesses of the Corporation's resorts and (v) increasing the Corporation's total share of customer spending across each resort. Using market research information from the Corporation's database and employee feedback, the Corporation builds marketing programs that are targeted at particular customer and season segments.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Corporation is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Corporation has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

MANAGEMENT SERVICES

     Management services revenue has increased from $59.1 million in fiscal 2002 to $124.4 million in fiscal 2004. The Corporation's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Corporation owns or manages approximately 7,000 lodging units at 12 different resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each mountain resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodation and provides guests with information on all of the resort's activities and services. The Corporation's property management operation seeks to maximize the synergies that exist between lodging and lift-ticket promotions.

     The Corporation real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Corporation. The resulting growth in occupancy increases skier visits and provides an additional source of management fee revenue for the Corporation.

     The Corporation, through its subsidiary Resort Reservations Network Inc. ("RezRez"), offers guests the opportunity to plan and book their vacation over the telephone or through an online booking engine via the Internet. Travelers may customize their travel and fully plan and book all of their vacation needs from accommodation, airline bookings, car rentals, lift passes, ski rentals and ski lessons. Pre-set packages are also available.

     The Corporation earns fees from Leisura for development and sales management services. See "Resort Real Estate Development -- Leisura." In addition, Playground, Intrawest's real estate sales business earns sales fees for selling units on behalf of third-party developers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer. The Corporation has over 25 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Corporation has developed and sold approximately $2.8 billion of real estate, including non-resort real estate. In 1994 the Corporation determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Corporation from its mountain resort competitors. The Corporation has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to each of the Corporation's resort real estate holdings.

                                                                           AS AT JUNE 30, 2004
                                  DATE       --------------------------------------------------------------------------------
                              CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                               COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                              IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
RESORT                        TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
------                        ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                        (SQ FT)       (SQ FT)       (SQ FT)
Whistler Blackcomb(1).......      1987          3,339           362           108       148,000        67,000             --
Tremblant...................      1992          2,162            67         3,684       154,000            --        331,000
Keystone(2).................      1995          1,032            --            --        95,000            --             --
Panorama....................      1995            488             8           848        22,000            --             --
Stratton....................      1997            373            38           648            --            --             --
Snowshoe....................      1997            388            61           566        38,000         9,000
Mammoth.....................      1998            554           125         1,935        61,000         4,000         30,000
Copper......................      1998            505            --         1,555        88,000            --         19,000
Sandestin...................      1999          1,168           391           763       115,000            --         29,000
Solitude(3).................      1999            144            --            --         9,000            --             --
Three Peaks(4)..............      2000            193            --             3            --            --             --
Blue Mountain...............      2000            539           273         1,402        46,000            --         76,000
Squaw Valley................      2000            285            --            --        67,000            --             --
Mountain Creek..............      2001             61           121         1,205            --            --        143,000
Lake Las Vegas..............      2001            176            --           417        71,000            --             --
Les Arcs....................      2002            179           314           237        14,000        22,000         42,000
Snowmass....................      2003             --            --           623            --            --        166,000
Winter Park.................      2004             --            --         1,323            --            --        106,000
Orlando(5)..................      2005             --            --         1,000            --            --         50,000
Maui(6).....................      2005             --            --           610            --            --         30,000
                                               ------         -----        ------       -------       -------      ---------
                                               11,586         1,760(7)     16,927(7)    928,000       102,000(7)   1,022,000(7)
                                               ======         =====        ======       =======       =======      =========

---------------

(1) The Corporation has a 77% interest in both Whistler Mountain Resort Limited Partnership and Blackcomb Skiing Enterprises Limited Partnership. The information on Whistler Blackcomb in this table reflects 100% of the partnerships' land holdings.
(2) The Corporation had a 50% interest in a joint venture that developed the land at Keystone (certain projects were at 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) The Corporation entered into an option agreement with Solitude Ski Corporation in September 1998 pursuant to which the Corporation has the right to acquire land at the base of Solitude Mountain.
(4) The Corporation has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
(5) The Corporation has a 40% interest in a joint venture that owns and is developing the land in Orlando. The information on Orlando in this table reflects 100% of the joint venture's land holdings.
(6) The Corporation has a 40% interest in a joint venture that owns and is developing the land at Maui. The information in this table reflects 100% of the joint venture's land holdings.
(7) The Corporation's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 19,811 units.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Corporation carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Corporation to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Corporation often acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold.

     RESORT MASTER PLANNING. The starting point of the Corporation's development program at a resort is the "envisioning process," under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Corporation's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based in regional offices and report to regional vice presidents who are responsible for all the real estate projects at the resorts and who report to executive vice presidents.

     The development managers are supported by a team of design, construction, finance and sales staff with the assistance of local consultants. The Corporation exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Corporation often develops woodframe developments which have a shorter construction timetable. In addition, the Corporation does not normally construct its own projects but rather engages general contractors under fixed-price contracts that transfer most of the risk of construction overruns to the contractor. The Corporation arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs.

     MARKETING AND SALES. Market research is an important part of the Corporation's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     The Corporation employs its own sales personnel to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. The Corporation markets its properties to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Corporation's major markets. This approach has been applied to large condominium-hotel projects such as Four Seasons at Whistler and Hameau du Glacier at Les Arcs. Since fiscal 1996 the Corporation has pre-sold on average approximately 85% of its units prior to the completion of construction.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Corporation occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third-party operators. The mix of tenants and the quality of their finished stores are closely managed by the Corporation so as to maintain the ambience of the resort. In order to attract top-quality retail operators the Corporation seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Corporation is able to improve year-round utilization of facilities.

     As at June 30, 2004, Intrawest had developed approximately 928,000 square feet of commercial space at its resort real estate holdings. The Corporation is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts.

  LEISURA

     In February 2003 the Corporation announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted.

     In Canada, Leisura Developments Limited Partnership ("Leisura Canada") has been formed and conducts many of Intrawest's resort real estate development projects at its Canadian resorts. Leisura Canada has acquired and will continue to acquire land parcels from Intrawest at the point construction is about to commence on a new project. The land parcels are sold by Intrawest to Leisura Canada at fair market value for proceeds consisting of 75% cash and 25% in a land note. This note will be repaid by Leisura Canada out of the proceeds of sales of units developed by Leisura Canada. Intrawest's land note ranks in priority to the equity in Leisura Canada and earns interest at a fixed rate. Leisura Canada will carry the business through to completion and final sale of the units, which is expected to be 12 to 24 months depending on the type of project.

     Intrawest, through a wholly owned subsidiary, holds a minority equity investment in Leisura Canada. Intrawest's total investment is about 11% of the total capital of Leisura Canada (36% of capital excluding bank debt). Approximately 55% of Intrawest's total investment will be cash and the remainder will be the note for the land sold to Leisura Canada. Manulife International Capital Corporation Limited holds the majority equity investment in, and The Manufacturers Life Insurance Company has provided a subordinated loan to, Leisura Canada. Bank facilities represent the remainder of the capitalization of Leisura Canada. Construction financing is secured by projects with recourse only to Leisura Canada. No guarantees will be provided by Intrawest or Manulife.

Leisura Canada has no rights to sell back land or return unsold units to Intrawest. Leisura Canada is governed by a board of directors and a management team that is independent of Intrawest.

     In the United States, Intrawest has implemented a similar structure to conduct many of its real estate development projects at its United States resorts. Intrawest, through a wholly owned subsidiary, holds a minority equity investment in Leisura Developments, LLC ("Leisura U.S." and, together with Leisura Canada, "Leisura"). Intrawest's total investment is about 11% of the total capital of Leisura U.S. (35% of capital excluding bank debt). Approximately 66% of Intrawest's total investment is cash and the remainder is the note for the land sold to Leisura U.S. JPMorgan Fleming, Ledcor Properties and Intrawest hold minority interests in Leisura U.S. JPMorgan Fleming has provided a subordinated loan to Leisura U.S. Bank facilities represent the remainder of the capitalization of Leisura U.S. Construction financing is secured by projects with recourse only to Leisura U.S. No guarantees have been or will be provided by Intrawest, JPMorgan or Ledcor. Leisura U.S. has no rights to sell back land or return unsold units to Intrawest. Leisura U.S. is governed by a board of directors and a management team that is independent of Intrawest.

     Intrawest undertakes some development activity outside of Leisura. It continues to conduct the resort master planning and commercial development businesses that have been a part of its resort real estate development business. Intrawest provides development management services to Leisura and is paid fees for the provision of these services. Intrawest continues to develop projects that are not highly capital intensive, such as single-family lots, smaller townhome projects, resort club and fractional (time share) projects. Intrawest also carries out all development activities at certain resorts.

     At June 30, 2004, Leisura had acquired land parcels for 14 projects at seven resorts. In future years, Intrawest expects to carry out a significant portion of the real estate production at its resorts in a similar fashion. There is no guarantee, however, that the Leisura entities or entities created for a similar purpose will acquire more land parcels from Intrawest in the future.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of Intrawest's land holdings followed by a listing of projects recently completed or under active development.

     WHISTLER BLACKCOMB. Since 1986 the Corporation has exercised options on and developed all of its land holdings at the base of Blackcomb. The Corporation owns a 44-acre site at the Creekside base of Whistler on which it is developing, or has land planned for the development of, approximately 400 residential units and 67,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of three to four years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete. The village core, the hotel Chateau Mont Tremblant, Le Geant and Le Diable golf courses, and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Corporation is developing, or has land planned for the development of, approximately 3,700 residential units and 331,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. Following the development of approximately 1,000 residential units and 95,000 square feet of commercial space, the joint venture was terminated. The unsold inventory is set out on page 19.

     PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama in the resort village and adjacent to the Greywolf Golf Course. The Corporation is developing, or has land planned for the development of, approximately 800 residential units. The Corporation expects that the development of these lands will take place over a period of 10 to 12 years.

     STRATTON. The Corporation is developing, or has land planned for the development of, approximately 600 residential units. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     SNOWSHOE. With its acquisition of Snowshoe, the Corporation acquired approximately 200 acres of land that may be developed to support the existing village. The Corporation is developing, or has land planned for the development of, approximately 600 residential units and 9,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to eight years.

     MAMMOTH. The Corporation is developing a new village at the base of Mammoth Mountain that is planned for the development of approximately 600 residential units and 34,000 square feet of commercial space. The Corporation also is developing, or has land available for the development of, approximately 30 ski-in, ski-out units, 900 residential units on the Sierra Star Golf Course, and 500 residential units on June Mountain. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     COPPER. The Corporation owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and the Corporation is developing, or has land planned for the development of, approximately 1,500 residential units and 19,000 square feet of commercial space on this site. The Corporation is developing, or has land planned for the development of, approximately 75 units on remaining parcels that will either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     SANDESTIN. The Corporation is developing, or has land planned for the development of, approximately 1,100 residential units and 29,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Corporation is developing, or plans to develop, approximately 1,100 residential units and 76,000 square feet of commercial space. The Corporation is developing, or has land planned for the development of, approximately 500 residential units surrounding the Monterra Golf Course. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     MOUNTAIN CREEK. The Corporation has land planned for the development of approximately 1,300 residential units and 143,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of 10 to 12 years.

     LAKE LAS VEGAS. Through an option with the owners of Lake Las Vegas Resort, the Corporation has plans to develop approximately 400 residential units. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     LES ARCS. Through an option with the owners of Les Arcs in France, the Corporation is developing, or has plans to develop, approximately 500 residential units and 64,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to eight years.

     SNOWMASS. Through an option with the owners of Snowmass in Colorado, the Corporation has plans to develop approximately 600 residential units and 166,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     WINTER PARK. Through an option with the owners of Winter Park in Colorado, the Corporation has plans to develop approximately 1,300 residential units and 106,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to eight years.

     ORLANDO. The Corporation is developing a 24-acre site adjacent to the Orange Country Convention Center in Orlando, Florida. The Corporation has plans to develop approximately 1,000 residential units and 50,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     MAUI. The Corporation has land planned for the development of approximately 600 residential units and 30,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of seven to nine years.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                           OWNERSHIP   TOTAL       PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS       STATUS AT JUNE 30, 2004
------------               ---------   ------   ------------------------------
WHISTLER BLACKCOMB
Four Seasons                  77%       242     Condominium-hotel units for
                                                sale; construction started
                                                June 2004; 241 units sold.
At Nature's Door              77%        22     Fractional units for sale;
                                                construction completed
                                                December 2003; 17.2 units
                                                sold.
Four Season Residences*       30%        37     Condominium-hotel units for
                                                sale; construction started
                                                April 2003 with scheduled
                                                completion February 2005;
                                                fully pre-sold.
Whistler Village Phase        30%        83     Condominium-hotel units for
III*                                            sale; construction started May
                                                2003 with scheduled completion
                                                February 2005; 82 units
                                                pre-sold.
Kadenwood Lots Phase II       77%        17     Single-family lots for sale;
                                                construction completed June
                                                2003; 11 lots sold.
TREMBLANT
Tremblant Les Eaux           100%       114     Townhomes for sale;
                                                construction of Phase I (25
                                                units) completed May 2002; 24
                                                units sold. Construction of
                                                Phase II (50 units) completed
                                                February 2004; 45 units sold.
                                                Construction of Phase III (39
                                                units) to begin summer 2005
                                                with scheduled completion fall
                                                2005.
Le Bondurant                 100%        15     Townhomes for sale;
                                                construction completed July
                                                2003; 12 units sold.
Reserve Tremblant            100%        24     Single-family lots for sale;
                                                construction completed
                                                September 2003; 13 lots sold.
Ermitage du Lac*              30%        67     Condominium-hotel units for
                                                sale; construction started
                                                August 2003 with scheduled
                                                completion September 2004; 50
                                                units pre-sold.
Panache                      100%        28     Townhomes for sale;
                                                construction to begin summer
                                                2005 with scheduled completion
                                                spring 2006.
KEYSTONE
Elk Run Lots                  50%        81     Single-family lots for sale;
                                                construction completed
                                                September 1999; 80 lots sold.

* Leisura Project

                           OWNERSHIP   TOTAL       PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS       STATUS AT JUNE 30, 2004
------------               ---------   ------   ------------------------------
Elk Run Villas                60%        10     Townhomes for sale;
                                                construction completed April
                                                2000; 9 units sold.
Red Hawk Lodge                60%       100     Condominium-hotel units for
                                                sale; construction completed
                                                June 2000; 96 units sold.
The Springs at River Run      60%        94     Condominium-hotel units for
                                                sale; construction completed
                                                August 2001; 86 units sold.
Settler's Creek               60%        42     Townhomes for sale;
Townhomes                                       construction completed
                                                November 2001; 34 units sold.
The Seasons                   60%        32     Townhomes for sale;
                                                construction completed
                                                February 2003; 29 units sold.
The Alders                    60%        23     Single-family lots for sale;
                                                construction completed
                                                September 2003; 14 lots sold.
PANORAMA
Wolf Lake                    100%        16     Townhomes for sale;
                                                construction completed
                                                September 2002; 15 units sold.
Wildwood                     100%        18     Single-family lots for sale;
                                                construction completed
                                                February 2003; 15 units sold.
1000 Peaks Summit            100%        47     Condominium-hotel units for
                                                sale; construction completed
                                                April 2004; 26 units sold.
Copper Grove                 100%         8     Single-family lots for sale;
                                                construction started July 2003
                                                with scheduled completion
                                                October 2004.
STRATTON
Hearthstone Lodge*            35%        38     Condominium-hotel units for
                                                sale; construction started May
                                                2004 with scheduled completion
                                                June 2005; fully pre-sold.
SNOWSHOE
Camp 4 Phase II              100%        12     Townhomes for sale;
                                                construction completed April
                                                2003; 6 units sold.
The Seneca*                   35%        61     Condominium-hotel units for
                                                sale; construction started
                                                June 2003 with scheduled
                                                completion October 2004; 50
                                                units pre-sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT JUNE 30, 2004
------------               ---------   ------   -----------------------
MAMMOTH
Timbers at Sierra Star       100%         4     Townhomes for sale;
                                                construction completed May
                                                2004; 3 units sold.
Juniper Crest Phases I       100%        27     Condominium-hotel units for
and II                                          sale; construction of Phase I
                                                (12 units) started May 2003
                                                with scheduled completion July
                                                2004; 7 units pre-sold.
                                                Construction of Phase II (15
                                                units) started March 2004 with
                                                scheduled completion June
                                                2005; fully pre-sold.
Grand Sierra Lodge Phase      35%        67     Condominium hotel units for
II*                                             sale; construction started May
                                                2003 with scheduled completion
                                                August 2004; fully pre-sold.
Grand Sierra Lodge Phase      35%        43     Condominium-hotel units for
III*                                            sale; construction started
                                                December 2003 with scheduled
                                                completion December 2004;
                                                fully pre-sold.
COPPER
Passage Point                100%       134     Condominium-hotel units for
                                                sale; construction completed
                                                August 2001; 104 units sold.
Lewis Ranch                  100%        27     Single-family lots for sale;
                                                construction completed October
                                                2002; 24 lots sold.
The Cirque                   100%        38     Quarter-share units for sale;
                                                construction completed January
                                                2004; 99 of 152 quarters sold.
SANDESTIN
Bahia*                        35%       112     Condominium-hotel units for
                                                sale; construction started
                                                September 2003 with scheduled
                                                completion April 2005; fully
                                                pre-sold.
Pine Ridge                   100%        36     Townhomes for sale;
                                                construction started January
                                                2003 with scheduled completion
                                                October 2004; fully pre-sold.
Luau*                         35%       243     Condominium-hotel units for
                                                sale; construction started
                                                June 2004 with scheduled
                                                completion March 2006; fully
                                                pre-sold.
SOLITUDE
Eagle Springs East           100%        47     Condominium-hotel units for
                                                sale; construction completed
                                                June 2001; 39 units sold.
* Leisura Project

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT JUNE 30, 2004
------------               ---------   ------   -----------------------
Eagle Springs West           100%        46     Condominium-hotel units for
                                                sale; construction completed
                                                July 2003; 22 units sold.
THREE PEAKS
Estate Lots                   50%       250     Single-family lots for sale;
                                                construction of Phase I (102
                                                units) completed September
                                                2000; 101 lots sold.
                                                Construction of Phase II (63
                                                units) completed January 2001;
                                                62 lots sold. Construction of
                                                Phase III (85 units) completed
                                                June 2002; 27 lots sold.
BLUE MOUNTAIN
Rivergrass Phase III         100%        28     Townhomes for sale;
                                                construction to begin summer
                                                2004 with scheduled completion
                                                spring 2005; 4 units pre-sold.
Trillium House Phase I*       30%       121     Condominium-hotel units for
                                                sale; construction started
                                                March 2004 with scheduled
                                                completion July 2005; 100
                                                units pre-sold.
Trillium House Phase 2       100%       101     Condominium-hotel units for
                                                sale; construction to begin
                                                summer 2004 with scheduled
                                                completion winter 2006; 37
                                                units pre-sold.
Snowbridge Lots Phase 2      100%        23     Single-family lots for sale;
                                                construction started April
                                                2004 with scheduled completion
                                                July 2004; 6 lots pre-sold.
SQUAW VALLEY
22 Station                   100%       151     Condominium-hotel units for
                                                sale; completed July 2003; 146
                                                units sold.
MOUNTAIN CREEK
Whitetail Townhomes          100%        63     Townhomes for sale;
                                                construction completed October
                                                2002; 53 units sold.
Laurels                      100%        21     Townhomes for sale;
                                                construction completed
                                                November 2002; 8 units sold.
Appalachian                  100%       100     Condominium-hotel units for
                                                sale; construction started
                                                December 2003 with scheduled
                                                completion May 2005; 87 units
                                                pre-sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT JUNE 30, 2004
------------               ---------   ------   -----------------------
BCS Phase 2                  100%        21     Condominium-hotel units for
                                                sale; construction to begin
                                                spring 2005 with scheduled
                                                completion fall 2005; 1 unit
                                                pre-sold.
LAKE LAS VEGAS
Viera                        100%       177     Condominium-hotel units for
                                                sale; construction of Phase I
                                                (115 units) completed July
                                                2003; fully sold. Construction
                                                of Phase II (62 units)
                                                completed August 2003; 61
                                                units sold.
LES ARCS
Prince des cimes             100%        96     Condominium-hotel units for
                                                sale; construction started May
                                                2003 with scheduled completion
                                                December 2004; 88 units
                                                pre-sold.
Auberge Jerome               100%        97     Condominium-hotel units for
                                                sale; construction started May
                                                2004 with scheduled completion
                                                December 2005; 20 units
                                                pre-sold.
Les Sources de Marie         100%        60     Condominium-hotel units for
Phase I                                         sale; construction started May
                                                2004 with scheduled completion
                                                June 2006; 9 units pre-sold.
Jardins de la Cascade        100%        61     Condominium-hotel units for
                                                sale; construction started
                                                September 2003 with scheduled
                                                completion June 2005; 51 units
                                                pre-sold.
SNOWMASS
Sanctuary                     50%        21     Fractional units for sale;
                                                construction of Phase I (10
                                                units) completed June 2003;
                                                7.75 units sold. Construction
                                                of Phase II (11 units) to
                                                begin winter 2005 with
                                                scheduled completion spring
                                                2006.

* Leisura Project

     RESORT CLUB. Intrawest entered the vacation ownership business in 1993. Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. Intrawest's Resort Club differs from traditional timeshare in that it offers equity ownership in a club through an innovative point-based membership system. Members of the Resort Club have the flexibility to take vacations in various club locations or at more than 3,700 resorts through membership in ExtraOrdinary Escapes, Intrawest's owned and operated Exchange Company. Members can enjoy seven-night Vacation Exchanges with Resort Condominiums International ("RCI"). The flexibility of the point-based system, combined with a focus on a quality resort experience, is designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association
(ARDA), the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The Corporation believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its high-quality exchange program.

     During the past 12 years, U.S. timeshare sales have grown at a 13% compound annual growth rate, with the last reported year (2001-2002) experiencing 15% growth. According to a 2004 report by ARDA, net sales of the U.S. timeshare industry in 2002 were estimated at $5.5 billion; the number of timeshare resorts is estimated at 1,590 with 132,000 timeshare resort units. A significant part of this success is attributable to the growth of timeshare exchanges, which have increased owner flexibility. Exchange companies, such as RCI, allow timeshare owners to turn the fixed asset of a particular week at a particular location into a tradeable commodity. Of the more than 5,300 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. Intrawest believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as The Walt Disney Company, Marriott Hotels & Resorts, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

     After constructing a club location, Intrawest transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Club Intrawest ("Resort Club"), a non-profit, non-stock corporation. In return, Intrawest receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a Member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, Intrawest has a direct exchange agreement with Disney Vacation Club that allows members of that club and the Resort Club to enjoy exchange privileges. Intrawest also has a direct exchange agreement with International Cruise & Excursions, Inc., which allows Resort Club members to exchange their points for a cruise throughout the world. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by Intrawest depending upon market conditions.

     A Member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to Intrawest's right of first refusal to purchase such points.

     To date, Intrawest has Resort Club locations at Whistler, British Columbia (122 units), Tremblant, Quebec (54 units), Panorama, British Columbia (21 units), Kauai, Hawaii (10 units), Palm Desert, California (66 units), Vancouver, British Columbia (29 units), Sandestin, Florida (59 units) and Blue Mountain, Ontario (55 units). The quality and service levels of the Corporation's Resort Club locations have placed the Resort Club in RCI's highest-rated group of worldwide destination resorts. Future locations include Stowe, Vermont (24 units) and Zihuatanejo, Mexico (91 units). Through June 30, 2004, approximately
2.7 million points have been sold to over 15,000 Members for approximately $263 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation, which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

LEGAL AND REGULATORY MATTERS

     The Corporation currently and from time to time is involved in litigation in the ordinary course of its business. The Corporation does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of the Corporation's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Corporation maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                                   EMPLOYEES

     The Corporation has approximately 6,600 year-round employees and 15,300 additional peak-season employees. Approximately 200 of Tremblant's year-round employees and over 90% of its additional peak-season employees are members of the union Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant. The current contract with the union expires on October 31, 2005. None of the employees in Intrawest's other resorts are members of a union. The Corporation believes that its employee relations are good.

                                 CREDIT RATINGS

APPROVED RATING ORGANIZATION                                  LONG-TERM DEBT    CORPORATE CREDIT
----------------------------                                  --------------    ----------------
Moody's Investors Service, Inc..............................        B1                Ba3
Standard & Poor's Rating Services...........................        B+                BB-

     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Standard & Poor's rates debt instruments by rating categories from a high of AAA to a low of D, with a "+" or "-" indicating relative strength within the rating category. Moody's rates debt instruments by rating categories from a high of Aaa to a low of D, with a "1", "2" or "3" indicating relative strength within the rating category.

                                  RISK FACTORS

SEASONALITY OF OPERATIONS

     Ski and resort operations are highly seasonal. In fiscal 2004 approximately 68% of the Corporation's and resort operations revenue was generated during the period from December to March. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Problems during these peak periods, such as adverse weather conditions, access route closures and equipment failures, could have a material adverse effect on the Corporation's operating results. The Corporation's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales being closed in the December to June period. Although the Corporation expects its warm-weather resorts to mitigate the seasonality of ski and resort operations revenue, the Corporation's mountain resorts have operating losses and negative cash flows for the period from May to October. The Corporation has revolving lines of credit aggregating approximately $400 million on which it can draw during this period to finance its working capital requirements. The Corporation's ability to borrow under these credit facilities is subject to certain conditions, including compliance with certain financial covenants. A reduction in these credit facilities could have a material adverse effect on the Corporation's financial condition and results of operations. There can be no assurance that the Corporation will continue to be able to borrow under such credit facilities.

CAPITAL EXPENDITURES

     Intrawest operates in a capital-intensive industry and has made significant capital expenditures to establish its competitive position. The Corporation spent $92.7 million in fiscal 2004 on resort operations and other assets. The Corporation expects to incur approximately $30 million per year in ongoing maintenance expenditures at its mountain resorts. In addition, the Corporation makes significant investments in connection with its real estate development activities. Intrawest expects to make significant capital expenditures in the future to enhance and maintain the operations of its resorts and to develop its expanded real estate holdings. There can be no assurance that Intrawest will have adequate funds, from internal or external sources, to make all planned or required capital expenditures. A lack of available funds for such capital expenditures could have a material adverse effect on Intrawest's ability to implement its operating and growth strategies.

GROWTH INITIATIVES

     Intrawest is currently engaged in, and has plans for, a variety of improvement, expansion and development projects relating to both its resort and real estate operations. There can be no assurance (i) that Intrawest will receive the necessary regulatory approvals for such projects, (ii) as to when such projects will be completed, (iii) that the Corporation's estimated costs associated with such projects will prove to be accurate or (iv) that the Corporation will receive the expected benefits from such projects.

REAL ESTATE DEVELOPMENT

     The development of real estate exposes Intrawest to a number of specific risks, including the inability to obtain necessary zoning and regulatory approvals, the availability of construction financing, potential cost overruns and the attractiveness of properties to prospective purchasers and tenants. There can be no assurance that market conditions will support the Corporation's real estate development activities.

     In February 2003, Intrawest announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted. In Canada, a new limited partnership, Leisura Canada, was formed to conduct Intrawest's resort real estate development business at its Canadian resorts. In the United States, Intrawest has implemented a similar structure. Intrawest, through a wholly owned subsidiary, holds a minority equity investment in Leisura U.S. Leisura has acquired and will continue to acquire specified land parcels from Intrawest at the point construction is about to commence on a new project. Leisura rather than Intrawest is at risk for cost overruns, completion delays and purchaser contract defaults on any project that it purchases. As at the date hereof, Leisura has acquired land parcels for ten projects at five resorts. In future years, Intrawest expects to carry out a significant portion of the real estate production at its resorts in a similar fashion. There is no guarantee, however, that the Leisura entities or entities created for a similar purpose will acquire more land parcels from Intrawest in the future.

COMPETITION

     The industries in which the Corporation operates are highly competitive. The Corporation competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Corporation also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Corporation's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Corporation's skier visits have generally increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Corporation's resorts is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

UNFAVORABLE WEATHER CONDITIONS

     Intrawest's ability to attract visitors to its mountain resorts is influenced by weather conditions and the amount of snowfall during the ski season. Adverse weather conditions may discourage visitors from participating in outdoor activities at Intrawest's resorts. In addition, unseasonably warm weather may result in inadequate natural snowfall, which increases the cost of snowmaking, and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for visitors to obtain access to the Corporation's mountain resorts. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak periods of the ski season, could have a material adverse effect on Intrawest's operating results.

ECONOMIC DOWNTURN

     Skiing and golf are discretionary recreational activities with relatively high participation costs, and a deterioration of economic conditions could have an adverse impact on the Corporation's resort operations. An economic downturn could reduce spending on resort vacations and result in declines in a visits and revenue per visit. In addition, and economic downturn could expose the Corporation's real estate operations to land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability or loan defaults and foreclosure action. Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. There can be no assurance that an economic downturn will not have a material adverse effect on other operating results of Intrawest's real estate operations.

WORLD EVENTS

     World events such as the terrorist attacks on September 11, 2001, the war in Iraq and the SARS outbreak disrupt domestic and international travel and reduce visits, or change the mix of visits, to our resorts. Often these types of events happen suddenly and cannot be prepared for. The occurrence of similar such events in the future could have a material adverse effect on Intrawest's financial condition and results of operations.

ADEQUACY OF INSURANCE COVERAGE

     All resorts owned by Intrawest are insured against property damage, business interruptions and general liability. There can be no assurance that such insurance will remain available to the Corporation at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by Intrawest. If Intrawest is held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage, its business, results of operations and financial condition could be materially adversely affected.

DEPENDENCE ON KEY EMPLOYEES

     The success of Intrawest depends in part on its senior management. The unanticipated departure of any key member of the management team could have a material adverse effect on Intrawest's financial condition and results of operations.

CURRENCY FLUCTUATIONS

     A significant shift in the value of the Canadian dollar, particularly against the U.S. dollar, could impact visits and therefore earnings at our Canadian resorts. In addition, Intrawest is exposed to foreign currency exchange risk in its reported earnings because the Corporation reports earnings in U.S. dollars but income is derived from both Canadian and U.S. sources.

                          TRANSFER AGENT AND REGISTRAR

     The Canadian transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, Calgary, Toronto and Montreal. ChaseMellon Shareholder Services, L.L.C. is a co-transfer agent and registrar at its principal stock and bond transfer office located in New York, New York.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

THREE-YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                                          JUNE 30
                                                              --------------------------------
                                                                2004        2003        2002
                                                              --------    --------    --------
BALANCE SHEET
  Total assets..............................................  $2,255.8    $2,515.7    $2,167.0
  Bank and other indebtedness...............................     958.8     1,260.9     1,055.9
  Shareholders' equity......................................     787.3       711.1       677.3

                                                                   YEARS ENDED JUNE 30
                                                              ------------------------------
                                                                2004        2003       2002
                                                              --------    --------    ------
REVENUE AND EARNINGS
  Total revenue.............................................  $1,551.7    $1,103.2    $985.6
  Funds from continuing operations..........................     148.7       128.3     128.6
  Income from continuing operations.........................      59.9        34.8      58.6
  Results of discontinued operations........................        --        (0.6)     (0.1)
  Net income................................................      59.9        34.2      58.5
PER COMMON SHARE
  Income from continuing operations
     Basic..................................................  $   1.26    $   0.73    $ 1.33
     Diluted................................................      1.25        0.73      1.31
  Net income
     Basic..................................................      1.26        0.73      1.33
     Diluted................................................      1.25        0.73      1.31
  Dividends (Canadian dollars)..............................      0.16        0.16      0.16

SEGMENTED INFORMATION
(in thousands of dollars)

                                                                YEARS ENDED JUNE 30
                                                              ------------------------
                                                                 2004          2003
                                                              ----------    ----------
Segment revenue
  Mountain resort...........................................  $  553,978    $  506,482
  Warm-weather resort.......................................      72,879        66,356
  Real estate...............................................     918,730       527,944
  Corporate and all other...................................       6,117         2,417
                                                              ----------    ----------
                                                              $1,551,704    $1,103,199
                                                              ==========    ==========
Segment operating profit
  Mountain resort...........................................  $  109,514    $  108,279
  Warm-weather resort.......................................       5,918         8,387
  Real estate...............................................     108,558        75,005
  Corporate and all other...................................       6,117         2,417
                                                              ----------    ----------
                                                                 230,107       194,088

                                                                YEARS ENDED JUNE 30
                                                              ------------------------
                                                                 2004          2003
                                                              ----------    ----------
Less:
  Interest..................................................      45,766        47,142
  Depreciation and amortization.............................      68,626        67,516
  Corporate general and administrative expenses.............      20,369        14,889
  Call premium and unamortized costs of senior notes
     redeemed...............................................      12,074            --
  Write-down of technology assets...........................          --        12,270
                                                              ----------    ----------
                                                                 146,835       141,817
                                                              ----------    ----------
Income before income taxes, non-controlling interest and
  discontinued operations...................................  $   83,272    $   52,271
                                                              ==========    ==========
Segment assets
  Mountain resort...........................................  $  939,771    $  978,719
  Warm-weather resort.......................................     181,560       145,361
  Real estate...............................................   1,026,676     1,311,079
  Corporate and all other...................................     107,743        80,563
                                                              ----------    ----------
                                                              $2,255,750    $2,515,722
                                                              ==========    ==========
Segment capital expenditures
  Mountain resort...........................................  $   63,529    $   59,674
  Warm-weather resort.......................................       5,813         4,872
  Corporate and all other...................................      12,111         5,025
                                                              ----------    ----------
                                                              $   81,453    $   69,571
                                                              ==========    ==========
GEOGRAPHIC INFORMATION
Revenue
  Canada....................................................  $  597,169    $  481,449
  United States.............................................     954,535       621,750
                                                              ----------    ----------
                                                              $1,551,704    $1,103,199
                                                              ==========    ==========
Operating profit
  Canada....................................................  $  115,193    $  155,801
  United States.............................................     114,914        38,287
                                                              ----------    ----------
                                                              $  230,107    $  194,088
                                                              ==========    ==========
Identifiable assets
  Canada....................................................  $  876,684    $  886,978
  United States.............................................   1,379,066     1,628,744
                                                              ----------    ----------
                                                              $2,255,750    $2,515,722
                                                              ==========    ==========

DIVIDEND POLICY

     Since 1991 the Corporation has paid regular, semi-annual dividends of Cdn.$0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of the Corporation's board of directors and will be subject to the Corporation's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Corporation's board of directors.

     The indentures governing the Corporation's U.S. notes impose certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Corporation, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from specified dates.

                             MARKET FOR SECURITIES

     The Common Shares of the Corporation are listed and traded on the New York Stock Exchange and the Toronto Stock Exchange (the "TSX"). The TSX is the principal market for the Common Shares.

     Set out below are the price ranges and volume of common shares of Intrawest Corporation that traded on the Toronto Stock Exchange for the year ended June 30, 2004.

                                                                 LOW     HIGH
                                                                CDN.$    CDN.$     VOLUME
                                                                -----    -----    ---------
2003
  July......................................................    17.45    19.40    2,181,237
  August....................................................    17.31    18.70      707,709
  September.................................................    17.10    19.32    2,154,240
  October...................................................    18.86    22.46    3,496,180
  November..................................................    21.52    24.75    1,364,860
  December..................................................    23.14    25.41    1,214,708
2004
  January...................................................    23.12    24.50    2,119,125
  February..................................................    22.31    24.07    1,138,579
  March.....................................................    21.25    25.62    2,460,176
  April.....................................................    20.00    23.48      916,528
  May.......................................................    18.69    21.52      766,461
  June......................................................    19.94    21.50    1,004,325

                          AUDIT COMMITTEE INFORMATION

COMPOSITION

     The Audit Committee is composed of David King, Paul Manheim and Paul Novelly. Each committee member is independent and financially literate. The Board of Directors of the Corporation has determined that Mr. Manheim is the Audit Committee financial expert.

RELEVANT EDUCATION AND EXPERIENCE

     David A. King is President of David King Corporation., a private investment company. Mr. King has a long history in North American real estate markets, commencing in the early 1960s with Sears Canada's real estate department, was a Senior Officer of Cambridge Shopping Centres Limited for six years and was a Senior Officer and President of Campeau Corporation for 15 years.

     Since 1988 Mr. King has pursued various private business interests and served on a number of public company boards. He is currently Vice-Chairman and Director of Morguard Corporation, Chairman and Director of Morguard Real Estate Investment Trust, and a Director of AGF Management Limited, AGF Trust Company, Revenue Properties Company Limited, and Tri-White Corporation.

     Paul M. Manheim is President and Director of HAL Real Estate Investments, Inc., a subsidiary of HAL Holding N.V., an international holding company traded on the Amsterdam Stock Exchange. HAL Real Estate Investments, Inc. owns a portfolio of real estate in the Pacific Northwest consisting of multi-family, office and mixed-use assets. The Company has also participated in a number of development projects as a financial partner.

     Mr. Manheim joined Holland America Line, N.V., the predecessor of HAL Holding N.V., in 1982 and has filled various positions in the financial and corporate development areas prior to starting the real estate company. Mr. Manheim received a Bachelor of Commerce degree with honors from the University of New South Wales, Australia and is a Chartered Accountant.

     Paul A. (Tony) Novelly is Chairman and Chief Executive Officer of Apex Oil Company, Inc., based in St. Louis. Apex is involved in the trading, refining, storage, marketing and transportation of petroleum products. Mr. Novelly also controls AIC Limited, a Bermuda-based oil trading company, and World Point Terminals Inc., based in Calgary, which owns and operates petroleum storage facilities in the Netherlands, Bahamas and United States.

     Mr. Novelly owned and controlled the Copper Mountain ski resort in Colorado prior to its acquisition by Intrawest in 1997. His wide experience in the travel industry includes prior ownership and operation of Apex Travel, Inc., a full-service travel agency. Mr. Novelly has extensive experience in commercial and residential real estate development, including commercial office buildings throughout the United States, and a 5,400-acre residential/golf planned community in St. Albans, Missouri. He has served on boards of directors for numerous public companies, including current directorships at The Bear Stearns Companies Inc., Coastcast Corporation and Boss holdings, Inc.

AUDIT COMMITTEE CHARTER

I.   AUDIT COMMITTEE PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities for:

     -  The integrity of the Corporation's financial statements.

     -  The Corporation's compliance with legal and regulatory requirements.

     -  The independent auditor's qualifications and independence.

     - The performance of the Corporation's internal audit function and external auditors.

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

     - Propose the appointment, approve the compensation and oversee the work of the public accounting firm employed by the Corporation to conduct the annual audit. This firm will report directly to the Audit Committee.

     - Resolve any disagreements between management and the external auditor regarding financial reporting.

     - Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditor.

     - Retain independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation.

     - Seek any information it requires from employees, all of whom are directed to cooperate with the Committee's requests, or external parties.

     - Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

II.  AUDIT COMMITTEE COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of three or more directors, each of whom shall be independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of their independent judgment as a committee member. All members of the Committee shall be financially literate and at least one member of the Committee shall be designated as a financial expert as defined by applicable legislation and regulation.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chairman shall prepare and/or approve an agenda in advance of each meeting. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with external auditors. It will also meet periodically in executive session.

III. AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

The Committee will carry out the following responsibilities:

     A. FINANCIAL REPORTING

     - Review significant accounting and reporting issues and understand their impact on the financial statements.

     - Discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and approve the financial statements and recommend their approval to the Board.

     - Review disclosures made by the Chief Executive Officer and Chief Financial Officer during the certification process.

     - Discuss earnings news releases as well as financial information and earnings guidance provided to analysts and rating agencies.

     B. INTERNAL CONTROL

     - Review reports on the effectiveness of the Corporation's internal control system, including information technology security and control.

     - Understand the scope of the internal and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

     C. EXTERNAL AUDIT

     - Review the external auditor's proposed audit scope and approach, including coordination of audit effort with internal audit.

     - Review the performance of the external auditors and recommend their appointment or discharge to the Board.

     - Ensure the rotation of the lead audit partner every five years and other audit partners every seven years and consider whether there should be regular rotation of the audit firm itself.

     - Present its conclusions with respect to the external auditor to the full Board.

     D. INTERNAL AUDIT

     - Review with management and the Vice President, Internal Audit Services the charter, plans, activities, staffing and organizational structure of the internal audit function.

     - Confirm and assure the independence of the internal audit function and concur in the appointment, replacement or dismissal of the Vice President, Internal Audit Services.

     -  Review the effectiveness of the internal audit function.

     - Meet separately with the Vice President, Internal Audit Services, on a regular basis, to discuss any matters that the Committee or internal audit believes should be discussed privately.

     E. COMPLIANCE

     - Review with the Corporation's counsel and management, at least annually, any legal matters that could have significant impact on the organization's financial statements.

     - Review with management the effectiveness of the Corporation's system for monitoring compliance with applicable laws, regulations and inquiries received from regulators or governmental agencies.

     - Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters and for the confidential, anonymous submission by employees of the Corporation regarding questionable accounting or auditing matters.

AUDIT FEES

     The fees paid to KPMG LLP for audit and non-audit services for the two years ended June 30, 2004 are set out in the table below.

                                                                 US $000
                                                              --------------
TYPE OF FEES                                                  2004     2003
------------                                                  -----    -----
Audit fees..................................................  1,789    1,396
Audit-related services......................................    477      480
Tax services fees...........................................    455      359
All other fees..............................................     43       33
                                                              -----    -----
Totals......................................................  2,764    2,268
                                                              =====    =====

     Audit fees include professional services rendered by the external auditors to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements, French translating services, and accounting consultations and services required by legislation such as comfort letters, consents, reviews of security filings and statutory audits. Audit-related services include accounting consultations on proposed transactions, internal control reviews and audits of subsidiaries not required by legislation or regulation. Tax services fees include all services for tax compliance, tax planning and tax advice. All other fees include accounting assistance related to the sale of commercial properties.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names and municipalities of residence of the directors and executive officers of the Corporation and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE                          PRINCIPAL OCCUPATION                 DIRECTOR SINCE
----------------------------------                          --------------------                 --------------
Joe S. Houssian..............................  President and Chief Executive Officer of the           1976
West Vancouver, British Columbia               Corporation
Daniel O. Jarvis.............................  President and Chief Executive Officer, Leisure         1989
                                               and
Vancouver, British Columbia                    Travel Group of the Corporation
David A. King(1)(2)..........................  President of David King Corporation                    1990
Toronto, Ontario
Gordon H. MacDougall(2)(3)...................  Partner, CC&L Financial Services Group                 1990
West Vancouver, British Columbia
Paul M. Manheim(1)(3)........................  President of HAL Real Estate Investments, Inc.         1992
Mercer Island, Washington
Paul A. Novelly(1)(2)........................  Chairman and Chief Executive Officer of                1997
St. Thomas, U.S. Virgin Islands                Apex Oil Company, Inc.
Bernard A. Roy(3)............................  Senior partner, Ogilvy Renault                         1992
Montreal, Quebec
Khaled C. Sifri(2)...........................  Managing partner, Hadef Al-Dhahiri & Associates        1990
Dubai, United Arab Emirates
Nicholas C.H. Villiers(3)....................  Consultant                                             1990
London, England

---------------

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

(3) Member of the Human Resources Committee.

     The Corporation does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual meeting or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE                PRINCIPAL OCCUPATION
----------------------------------                --------------------
John E. Currie..................................  Chief Financial Officer
North Vancouver, British Columbia
James J. Gibbons................................  President, Intrawest Resort Club Group
West Vancouver, British Columbia
Joe S. Houssian.................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis................................  President and Chief Executive Officer, Leisure and Travel
                                                  Group
Vancouver, British Columbia
Gary L. Raymond.................................  President and Chief Executive Officer, Intrawest
                                                  Placemaking
Whistler, British Columbia
Hugh R. Smythe..................................  President and Chief Operating Officer, Leisure and Travel
                                                  Group
Whistler, British Columbia

     As at June 30, 2004, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over, 4.2% of the outstanding Common Shares of the Corporation (including Common Shares beneficially owned by a company the shares of which are owned by companies of which a director and executive officer and his spouse are the shareholders, and in respect of which such director and executive officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Corporation has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Villiers who prior to May 2002 was Vice President and Director of RBC Dominion Securities Inc.

                         STANDARDS OF BUSINESS CONDUCT

     The Corporation has adopted a code of ethics entitled the Intrawest Corporation Standards of Business Conduct (the "Standards"). The Standards are applicable to all of the Corporation's employees, consultants and members of the Board of Directors, including the chief executive officer, chief financial officer and corporate controller. The Standards embody the commitment of the Corporation and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Standards can be found at the Corporation's web site at www.intrawest.com/about/overview/conduct.html.

                             ADDITIONAL INFORMATION

     The Corporation shall provide to any person or company, upon request to the Corporate Secretary of the Corporation:

     (a) when the securities of the Corporation are in the course of a distribution under a short form prospectus or a preliminary short form prospectus:

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation for any period subsequent to the Corporation's most recently completed financial year;

        (iii) one copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative consolidated financial statements for its most recently completed financial year. The Information Circular, together with other information, may be found on SEDAR at www.sedar.com.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Corporation, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

 (ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY, UNLESS OTHERWISE INDICATED)

     The following management's discussion and analysis ("MD&A") should be read in conjunction with our audited consolidated financial statements for the year ended June 30, 2004 and accompanying notes included in this annual information form. The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information. Factors that could cause or contribute to differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A summary of the major differences between Canadian GAAP and U.S. GAAP is contained in Note 22 of our financial statements.

     We use several non-GAAP measures to assess our financial performance, such as EBITDA and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements.

     Additional information relating to our company, including our annual information form, is filed on SEDAR at www.sedar.com. The date of this MD&A is September 2, 2004.

COMPANY OVERVIEW

     Intrawest is the world's leading operator and developer of village-centered resorts. We have a network of 10 mountain resorts, geographically diversified across North America's major ski regions. Our resorts include Whistler Blackcomb (77% interest) and Panorama in British Columbia, Blue Mountain (50% interest) in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado, Mammoth (59.5% interest) in California and Mountain Creek in New Jersey. We operate Winter Park under a long-term lease arrangement from the City and County of Denver and since the lease gives us control over the resort, Winter Park is treated in the same manner as any of our directly owned resorts from an operating and financial reporting perspective. Our resorts hosted 8.0 million skier visits in fiscal 2004, 11% of the North American market and more than any other owner in the mountain resort industry.

     We own and operate one warm-weather resort, Sandestin Golf and Beach Resort, in Florida. Our assets include 18 golf courses and we also manage an additional 18 golf courses for other owners. We have interests in several other leisure-related businesses, including Alpine Helicopters (45% interest), the parent company of Canadian Mountain Holidays, and the Intrawest Retail Group (a chain of retail stores under the Breeze and Max names).

     We derive revenue from three primary sources: resort operations, management services and real estate development. Resort operations comprise the on-mountain and base area activities at our resorts, our stand-alone golf courses and the operations of Alpine Helicopters and Intrawest Retail Group. Resort operations generated 35% of our total revenue in 2004, mainly from lift ticket sales, retail and rental shops, food and beverage services, ski school and golf. Management services comprise fees from assets we manage on behalf of third-party owners and from sales, development and supervisory services we provide to other entities. We changed the format of our statement of operations in 2004 to disclose management services as a separate segment, reflecting the growing importance of this source of revenue. Management services provided 8% of our total revenue in 2004. We develop real estate for sale at our resorts and at six third-party-owned resorts (five in the United States and one in France). We are the largest mountain resort real estate developer in North America, with approximately 19,800 units of future development under our control. Real estate development was our largest source of revenue in 2004 at 57% of total revenue.

     We have organized our businesses into two divisions -- the Intrawest Leisure and Travel Group, which includes all mountain and warm-weather resort operations as well as our vacation ownership business, Club Intrawest, and Intrawest Placemaking, our real estate development and sales business. We formed the Intrawest Leisure and Travel Group in May 2004 in order to better leverage our assets and employees and more effectively market and sell our products and services. This is a significant organizational change for Intrawest and we believe it positions us for greater profitability and future growth.

SUMMARY OF FISCAL 2004 OPERATIONS

     We are very pleased with our overall results in 2004. We achieved a number of important objectives, including growth in earnings and total Company EBITDA and significant free cash flow generation and debt reduction. Income from continuing operations increased from $34.8 million ($0.73 per diluted share) in 2003 to $59.9 million ($1.25 per diluted share) in 2004. Unusual items impacted the results in each year -- a $12.3 million write-down of technology assets in 2003 (mainly due to our decision to standardize business systems across resorts) and a $12.1-million cost to redeem $200 million of 9.75% senior notes in 2004 in order to refinance at lower rates. Excluding these unusual items, income per diluted share would have increased from $0.96 in 2003 to $1.48 in 2004.

     Total Company EBITDA increased 28% from $209.2 million in 2003 to $268.3 million in 2004 due to record EBITDA from management services and real estate development. This was partially offset by a decline in EBITDA from resort operations due mainly to lack of revenue growth. With the formation of the Intrawest Leisure and Travel Group, we have initiated marketing and sales strategies that we believe will stimulate revenue growth starting in 2005.

     Our real estate business became a significant generator of cash in 2004 after several years of being a net user of cash. This was due to some major project closings, the impact of the Leisura partnerships, which purchased the bulk of our production-phase real estate projects that commenced construction in 2004, and the current stage in the development cycle of our resorts. In total, our businesses produced $292.9 million of free cash flow in 2004, which we used to pay down debt. As a result net debt was reduced to $849.0 million at June 30, 2004.

FISCAL 2004 REVIEW OF RESORT OPERATIONS

     Our resort operations are segregated into two reportable segments: mountain resort operations and warm-weather resort operations. The mountain resort operations comprise all the operations activities at our 10 mountain resorts as well as the operations of Alpine Helicopters and the Intrawest Retail Group. The warm-weather resort operations comprise all the operations activities at Sandestin as well as golf operations at our four stand-alone golf courses.

     The key drivers of the mountain resort operations business are skier visits, revenue per visit and margins. Our strategy to increase skier visits has two main elements: improving the quality of the resort experience by upgrading and expanding the on-mountain facilities and building vibrant villages at the base to provide accommodation for destination guests. By expanding the amenities on the mountain and in the village, we are able to broaden the customer mix, extend the length of stay and capture a higher percentage of guest spending, all of which increases revenue per visit. Increasing the number of destination guests spreads visits more evenly during the week and during the season, which improves margins since a significant proportion of operating expenses at a resort are fixed. The key drivers of the warm-weather resort operations business are similar; i.e., golf rounds, revenue per round and margins.

     The following table highlights the results of our resort operations business.

                                                                 2004          2003       CHANGE (%)
                                                              ----------    ----------    ----------
Skier visits(1).............................................   7,150,000     7,302,000        (2)
Revenue (millions)..........................................  $    541.3    $    499.9         8
EBITDA (millions)...........................................  $    105.1    $    112.4        (6)
Margin (%)..................................................        19.4          22.5

---------------

(1) Skier visits for all resorts are at 100% except Mammoth at 59.5% and Blue Mountain at 50%.

     Revenue from resort operations was $541.3 million in 2004 compared with $499.9 million in 2003. Revenue from mountain resorts increased from $451.0 million to $488.2 million while revenue from warm-weather resorts increased from $48.9 million to $53.1 million.

  MOUNTAIN RESORTS

     We closed on the lease to operate Winter Park on December 23, 2002, hence mountain resort operations revenue includes 12 months of results for Winter Park in 2004 compared with six months in 2003. The longer period in 2004 increased mountain resort revenue by $9.4 million. On a same-resort basis (i.e., adjusting 2004 revenue for Winter Park to cover the same period as 2003), mountain resort revenue increased by $27.8 million in 2004 due to:

                                                                (MILLIONS)
Impact of higher Canadian dollar on reported revenue........      $26.4
Decrease in skier visits....................................      (15.2)
Increase in revenue per skier visit.........................       12.7
Increase in non-skier visit revenue.........................        3.9
                                                                  -----
                                                                  $27.8
                                                                  =====

     The reported amount of mountain resort revenue increased by $26.4 million in 2004 because of the increase in the value of the Canadian dollar against the U.S. dollar. In 2004 revenue from our Canadian resorts was translated for financial statement reporting purposes at an average rate of Cdn.$1.34 to U.S.$1.00 compared with an average rate of Cdn.$1.51 to U.S.$1.00 in 2003.

     Our mountain resorts experienced a difficult year in 2004, with challenging weather conditions and changing guest travel patterns. Warm weather in the East in November and December produced a slow start at our eastern resorts and extreme cold temperatures in this region in January impacted visit volumes further. In the West, Colorado experienced a lack of snow at the start of the season followed by warm conditions in the spring. Compounding the negative effects of the weather, our Canadian resorts saw a decline in visitors from the U.S., driven by both the rise in the Canadian dollar and the recent trend of Americans to "stay at home." As a consequence of these factors, skier visits (on a same-resort basis) decreased 4% in 2004 to 7,007,000. On a regional basis, skier visits declined 7% at our eastern resorts and 3% at our western resorts. We estimate that the decrease in skier visits reduced mountain resort revenue by $15.2 million in 2004.

     Same-resort revenue per skier visit increased 4% from $51.35 in 2003 (after adjusting for the impact of the improvement in the Canadian dollar exchange rate) to $53.19 in 2004. Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as retail and rental stores, ski school, and food and beverage services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price sensitive), and the amount of discounting of full-price tickets in regional markets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

     Revenue per skier visit from ticket sales increased 4% from $27.19 to $28.17, with all of our resorts experiencing year-over-year increases. We increased the price of most of our ticket products in 2004 and at certain resorts offered package rates on a more selective basis than in 2003. In addition, we were able to increase our ticket prices in Colorado by offering dual mountain products (usable at Copper and Winter Park). Revenue per visit from non-ticket sources increased 4% from $24.16 to $25.02, with increases of 2% in retail and rental, 6% in ski school and 4% in food and beverage. We estimate that the increase in revenue per visit increased mountain resort revenue by $12.7 million in 2004.

     For the purposes of this analysis, non-skier visit revenue comprises revenue from sources that are not driven by skier visits (i.e., golf and other summer activities at our mountain resorts and revenue from businesses such as Alpine Helicopters and the Intrawest Retail Group). Revenue from golf and other summer activities increased 4% across the mountain resorts from $37.6 million in 2003 to $39.1 million in 2004. Summer mountain visits were fuelled by excellent weather in the West leading to higher revenue from lift rides and the mountain bike park at Whistler Blackcomb. In addition our resorts benefited from an improvement in summer conference business. Golf rounds at the mountain resorts in 2004 were 5% below 2003, however this was offset by higher revenue per round. Revenue at Alpine and the Intrawest Retail Group increased by 9% and 1%, respectively. Superior snow conditions in 2004 increased Alpine's heli-skiing revenue and its non-ski revenue increased due to additional forest fire-fighting activities. Overall, non-skier visit revenue increased by $3.9 million in 2004.

  WARM-WEATHER RESORTS

     Revenue from warm-weather resorts increased 9% from $48.9 million in 2003 to $53.1 million in 2004 due to Sandestin, which increased by $5.0 million. Occupied room nights at Sandestin increased 20% in 2004, driving higher retail, and food and beverage revenue. The increase in room nights was partly due to stronger group business as a result of opening the new village conference center in June 2003. Golf rounds in 2004 were 4% lower than last year at Sandestin and 5% lower at our stand-alone golf courses. Demand for golf has not grown over the past few years and the markets in which our warm-weather golf courses operate are highly competitive. We are reviewing our marketing strategies for golf and plan to integrate them more closely into the Intrawest Leisure and Travel Group marketing infrastructure.

  REVENUE BREAKDOWN

     The breakdown of resort operations revenue by major business component was as follows:

                                          2004                   2004       2003       INCREASE
                                         REVENUE    NOTE(1)    ADJUSTED    REVENUE    (DECREASE)    CHANGE
                                         -------    -------    --------    -------    ----------    ------
                                                               (MILLIONS)                            (%)
Mountain operations....................  $250.9     $(20.0)     $230.9     $228.6        $2.3          1
Retail and rental shops................   101.3       (6.6)       94.7       95.9        (1.2)        (1)
Food and beverage......................    81.9       (4.3)       77.6       74.9         2.7          4
Ski school.............................    41.7       (3.5)       38.2       37.1         1.1          3
Golf...................................    27.3       (0.6)       26.7       28.0        (1.3)        (5)
Other..................................    38.2       (0.9)       37.3       35.4         1.9          6
                                         ------     ------      ------     ------        ----
                                         $541.3     $(35.9)     $505.4     $499.9        $5.5          1
                                         ======     ======      ======     ======        ====

---------------

(1) Removes the impact of the increase in the value of the Canadian dollar and adjusts Winter Park revenue to cover a comparable period as 2003.

     The increase in mountain operations revenue was due mainly to strong revenue growth at Alpine and Mammoth (both of which experienced superior snow conditions in 2004 compared with 2003), partially offset by weaker performance at Copper and Stratton. Mammoth was also largely responsible for the increase in ski school revenue.

     The decrease in retail and rental revenue was due mainly to a 6% decline at Whistler Blackcomb and an 8% decline in the Intrawest Retail Group (i.e., the Breeze and Max stores), both resulting from lower destination visits in their market areas.

     The increase in food and beverage revenue was mainly due to an 8% increase at Sandestin resulting from its higher occupancy and the new conference center and $1.1 million more revenue at Intrawest Retail Group, which increased the number of its stores offering food and beverage.

     Golf revenue decreased 7% at the mountain resorts and 3% at the warm-weather resorts as competitive pressures and poor weather at key times reduced the number of rounds played.

     The "other" category comprises revenue from miscellaneous activities (e.g., tubing, tennis, pool), community services, club operations, telephone services and unique businesses such as the marina at Sandestin and the service station at Copper. The increase in other revenue in 2004 was mainly due to strong growth at Sandestin, resulting from its 20% increase in room nights.

  RESORT OPERATIONS EXPENSES AND EBITDA

     Resort operations expenses increased from $387.5 million in 2003 to $436.2 million in 2004. Mountain resort expenses increased by $43.4 million to $382.6 million while warm-weather resort expenses increased by $5.3 million to $53.6 million.

     The impact of the timing of assuming control of Winter Park increased mountain resort expenses by $9.7 million and the translation effect of the stronger Canadian dollar increased it by a further $18.4 million. Excluding these two factors, mountain resort expenses increased by $15.3 million (5%) in 2004 due to:

                                                                (MILLIONS)
Labor expenses..............................................      $ 3.2
Retail and food and beverage cost of goods..................        2.4
Operating expenses..........................................        7.1
General and administrative expenses.........................        2.6
                                                                  -----
                                                                  $15.3
                                                                  =====

     The increase in labor expenses (which constitute approximately 40% of total resort operations expenses) was due mainly to the increased business volumes at Mammoth and Alpine and significantly higher employee benefit costs. As many companies are experiencing, controlling employee benefit costs is a major challenge. Excluding employee benefit costs, we were able to reduce labor expenses in response to the lower business volumes at the resorts that saw a decline in skier visits.

     Operating expenses increased by 10% due mainly to higher utility costs, rent and facilities and equipment maintenance. Warm weather at the start of the season increased our snowmaking costs. The rent increase was due in part to leasing back the employee housing units we sold in Whistler in 2003.

     General and administrative expenses increased by $2.6 million (4%) due mainly to higher marketing and sales costs and increased support costs for new technology systems. Expenses in 2004 also include a $0.8 million settlement in connection with a previous year's sales tax audit at Snowshoe.

     The increase in warm-weather resort expenses of $5.3 million was almost entirely due to Sandestin as increased business volumes and the opening of the new conference center resulted in higher labor and cost of goods sold. In addition, employee benefit costs increased by 20% or $1.0 million.

     EBITDA from resort operations was $105.1 million in 2004 compared with $112.4 million in 2003. EBITDA from the mountain resorts decreased from $111.8 million to $105.5 million while EBITDA from the warm-weather resorts declined from $0.6 million to a loss of $0.4 million.

     On a same-resort basis and removing the translation effect of the higher Canadian dollar, resort operations EBITDA was $14.9 million lower in 2004 than 2003. This was a disappointing result, particularly given the optimism we had coming into this fiscal year, after three years of economic weakness and severe disruption in the travel and leisure industry. The EBITDA decline in 2004 was mainly due to generating less revenue than we had expected. We believe that the organizational changes we announced in May 2004 will have a significant positive impact on our ability to grow our resort operations revenue, starting in fiscal 2005. With the formation of the Intrawest Leisure and Travel Group we will centralize certain marketing and sales functions and have a unified marketing strategy to leverage the individual marketing strategies at each resort. At the same time, we are reengineering our product offerings to make them more consistent and less expensive to provide.

FISCAL 2004 REVIEW OF MANAGEMENT SERVICES

     Management services revenue increased by 41% from $88.2 million in 2003 to $124.4 million in 2004. The translation effect of the stronger Canadian dollar increased reported management services revenue by $2.8 million in 2004. Fees from property rental pool management, which accounted for almost 60% of total management services revenue in 2004, increased by $8.3 million to $71.2 million due mainly to fees earned at our new villages at Mammoth, Squaw Valley and Lake Las Vegas and a 4% increase in occupied room nights at our other resorts. We now have approximately 7,000 lodging units under management at 12 different resorts and we expect this portfolio to increase by about 500 units per year as we carry out our real estate development program.

     We earned $13.2 million in fees from Leisura in 2004 for development and sales management services. This was the first year that we have provided management services to Leisura. Playground, our real estate sales business, charged third-party developers $22.0 million in sales fees, an increase of $7.8 million over 2003. In 2004 Playground sold about as many units on behalf of third-party developers as it did for Intrawest and these external fees are the fastest growing part of its business. The sales fees that Playground charges Intrawest are eliminated on consolidation against the corresponding commission expenses included in real estate cost of sales.

     Reservations fees earned by RezRez, our central reservations business, increased by 8% to $12.6 million. In 2002 and early 2003 RezRez had expanded its operations into several warm-weather destinations, however this strategy was not successful and later in 2003 we pulled out of these locations to focus on ski destinations where RezRez has inherent competitive advantages over other travel providers. The balance of management services revenue of $2.6 million in 2004 comprises mainly golf course management fees. We currently manage 18 golf courses for other owners, 50% more than we managed a year ago. The ownership of golf courses in North America is highly fragmented and we expect to continue to grow our golf management business.

     Management services expenses increased from $77.2 million in 2003 to $96.9 million in 2004 due to the higher volume of activity. EBITDA from management services increased two and a half times from $11.0 million to $27.5 million. The EBITDA margin improved from 12% to 22% due mainly to improved results from downsizing and reorganizing RezRez. Excluding RezRez, the EBITDA margin declined from 28% in 2003 to 27% in 2004, mainly due to a lower margin on our property rental pool management, which was impacted by start-up costs in the new villages at Mammoth, Squaw Valley and Lake Las Vegas.

FISCAL 2004 REVIEW OF RESORT REAL ESTATE OPERATIONS

     We have two real estate businesses -- Intrawest Placemaking and the Intrawest Resort Club. Intrawest Placemaking develops and sells three main products: condo-hotel units (typically, small village-based units that owners occupy sporadically and put into a rental pool at other times), townhome units (typically, larger units outside the main village core that owners primarily retain for their own use) and single-family lots (serviced land on which owners or other developers build homes). In order to broaden market appeal, condo-hotel and townhome units are sold on the basis of both whole ownership and fractional ownership. To date most of the fractional product has been quarter-share but we recently completed a high-end tenth-share project at Whistler and an eighth-share project at Snowmass. These two projects, developed and marketed by a new internal business called Storied Places, mark our entry into the private residence club market. The condo-hotel units are built above ground-floor retail space that we rent out to third-party tenants and partially occupy for our operations. This retail space is also developed for the purpose of sale. Intrawest Resort Club's business is a flexible form of timeshare where owners purchase points that entitle them to use accommodation at different resorts. Since Intrawest Resort Club currently generates less than 10% of our total real estate revenue it is not reported as a separate business segment in our financial statements.

     Our business strategy for real estate has two major elements: to maximize profits from the sale of real estate units and to provide accommodation ("warm beds") for destination visitors, which represents an earnings annuity for the resort operations. Visitors renting the accommodation generate lodging revenue as well as revenue from purchasing lift tickets or golf fees, food and beverage, and retail.

     We recognize real estate sales revenue at the time of "closing," which is when title to a completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy. Since our standard practice is to pre-sell our real estate units, any proceeds received from purchasers prior to closing are recorded as deferred revenue in our balance sheet.

     Our real estate business achieved record revenue and operating profit in 2004. The following table highlights the results compared with 2003.

                                                               2004      2003     CHANGE (%)
                                                              ------    ------    ----------
Units closed................................................   1,334     1,239         8
Revenue (millions)..........................................  $878.2    $512.7        71
Operating profit (millions).................................  $ 91.4    $ 68.3        34
Margin (%)..................................................    10.4      13.3

     Revenue for 2004 includes $171.5 million for 14 projects that were sold to Leisura. These sales proceeds comprise the fair market value of the land for the 14 projects as well as accumulated development costs. Excluding project sales to Leisura, revenue from real estate development increased 38% from $512.7 million in 2003 to $706.7 million in 2004. The translation effect of the higher Canadian dollar increased reported real estate development revenue by $25.4 million in 2004. Revenue generated by Intrawest Placemaking increased from

$472.8 million to $662.2 million while revenue generated by Intrawest Resort Club increased from $39.9 million to $44.5 million.

  INTRAWEST PLACEMAKING REVENUE

     We closed a total of 403 units at Canadian resorts in 2004 compared with 528 units last year. The number of units that close in a particular period is not necessarily indicative of demand for real estate since it depends on the timing of construction completion as well as on transacting sales. In 2003 we also closed the sale of the majority of our commercial properties at Tremblant, recognizing revenue of $21.5 million. The average price per closed unit increased from Cdn.$436,000 in 2003 to Cdn.$642,000 in 2004, reflecting a disproportionately high number of closings in high-end projects, including the Four Seasons Resort and At Nature's Door in Whistler. Normally for the same product type at the same resort, we achieve year-over-year increases in average price per unit in the 5% to 10% range.

     We closed 931 units outside of Canada (i.e., at U.S. resorts and Les Arcs in France) in 2004 compared with 711 units in 2003. The closings in 2004 included five development site sales for total revenue of $52.7 million. Excluding the five development site sales, the average price per unit in 2004 was $450,000, 7% higher than 2003.

     The mix of product types (i.e., condo-hotel, townhome and single-family lot) closed was weighted more towards condo-hotels in 2004. In total, 78% of the closings in 2004 were condo-hotel units, 17% were townhomes and 5% were lots, whereas in 2003, 62% were condo-hotel units, 27% were townhomes and 11% were lots.

  INTRAWEST RESORT CLUB REVENUE

     The resort club group generated $44.5 million in sales revenue in 2004, up from $39.9 million in 2003 due mainly to selling $3.4 million more add-on points to existing resort club members. We heavily promoted add-on points to the club members in 2004 and offered incentives for purchasing them. Since the marketing costs per point sold are lower for add-on sales, the margin on add-on sales is higher than other resort club sales.

     We had expected stronger revenue growth from the resort club over the past two years, however sales were impacted by the slow economy and the uncertainty created by recent world events. This product type appears to be more of a consumer purchase than our other real estate products and confidence is an important factor in the purchase consideration. Furthermore, resort club product does not have the same sense of scarcity as other types of real estate so purchasers are under less pressure to buy.

  LEISURA

     As mentioned above we sold 14 projects to Leisura in 2004 for $171.5 million, comprising $89.4 million for the fair market value of land and $82.1 million for accumulated development costs. Since we account for Leisura on an equity basis, under Canadian GAAP, profit on the land sales must initially be deferred and then recognized on the same basis as Leisura recognizes its real estate revenue. Consequently, we recorded real estate expenses equal to $171.5 million on the initial project sales to Leisura, being land and accumulated development costs of $133.2 million and deferred profits of $38.3 million.Leisura recognizes real estate revenue using the percentage-of-completion method(1), which means that we recognize deferred land profit on the same basis. The recognition of deferred land profit is recorded as a credit to real estate development expenses in our statement of operations.

     In addition to land profit and equity income (for our approximate one-third share of Leisura's real estate profits), we earn fees for providing development and sales management services to Leisura. These fees and the related expenses are included in the management services segment of our statement of operations.

  REAL ESTATE OPERATING PROFIT

     Operating profit from resort real estate development increased 34% from $68.3 million in 2003 to $91.4 million in 2004. The 2004 amount included $7.5 million of land profit and $1.7 million of equity income from Leisura. The

---------------

(1) Leisura has adopted the percentage-of-completion basis because the revenues and operating profits of its projects are reasonably determinable after construction has progressed beyond a preliminary stage. The projects that it buys are required to be on average 60% pre-sold, so revenue risk is mitigated, and to have fixed-price, bonded contracts for major costs.

profit margin was 10.4% in 2004 compared with 13.3% in 2003. The reduced margin was due to a number of factors, including:

     -  The impact of deferring land profit on the project sales to Leisura.

     - Expensing $5.0 million of interest and G&A costs related to land at Copper (see 2004 Fourth Quarter Results).

     - Recording reserves totaling $7.7 million in connection with market weakness at Solitude and in Colorado, and various claims by homeowner associations and other parties related to projects that closed in prior years.

     - The higher proportion of condo-hotel closings in 2004. Condo-hotels generally have a lower margin than townhomes or lots because their efficiency (ratio of saleable area to buildable area) is lower.

     Excluding the impact of the first three factors listed above, the profit margin in 2004 would have been 13.0%.

  REAL ESTATE PRE-SALES

     At August 31, 2004, we had pre-sold real estate revenue of $207 million that we expect to close in fiscal 2005 and an additional $137 million for delivery in 2006. Our strategy of pre-selling projects before the start of construction reduces market risk and increases the predictability of real estate earnings.

FISCAL 2004 REVIEW OF CORPORATE OPERATIONS

  INTEREST AND OTHER INCOME

     Interest and other income was $6.1 million in 2004, up from $2.4 million in 2003 due mainly to the recovery of $2.6 million of fuel spill remediation costs spent in previous years at Mammoth and higher interest income, including interest on land notes receivable from Leisura. The Canadian Leisura partnerships pay 75% of the land price on closing and 25% is secured by an interest-earning note that is paid from unit closings.

  INTEREST COSTS

     Note 16 of our financial statements provides a reconciliation of total interest incurred to the amount of interest expense (including interest in real estate expenses) in the statement of operations. The reduction in interest incurred from $102.9 million in 2003 to $94.6 million in 2004 was due to the redemption of our $200 million 9.75% notes in the second quarter (we replaced the 9.75% senior notes by issuing $350 million 7.5% senior notes and using the surplus proceeds to pay down other debt) and lower average debt balances and interest rates in 2004 than 2003. In total, $71.3 million of the interest incurred in 2004 was expensed ($45.8 million as interest expense and $25.5 million of previously capitalized interest within real estate expenses), up from $62.1 million in 2003 ($47.2 million as interest expense and $14.9 million within real estate expenses).

     We paid a call premium of $9.8 million to redeem the 9.75% senior notes. This amount and the balance of unamortized costs of $2.3 million incurred to issue 9.75% senior notes were expensed in 2004.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased from $67.5 million in 2003 to $68.6 million in 2004 due mainly to the translation effect of the higher Canadian dollar.

  GENERAL AND ADMINISTRATIVE COSTS

     All general and administrative ("G&A") costs incurred by our resorts in connection with the resort operations and management services businesses are included in resort operations and management services expenses. Similarly, G&A costs incurred in the development of real estate are initially capitalized to properties, and then expensed as part of real estate costs in the period when the properties are closed. Corporate G&A expenses, which mainly comprise executive employee costs, public company costs, audit and legal fees, corporate information technology costs and head office occupancy costs are disclosed as a separate line in the statement of operations.

     Corporate G&A expenses increased from $14.9 million in 2003 to $20.4 million in 2004. The higher Canadian dollar increased reported corporate G&A by $2.1 million and the balance of the increase was primarily due to higher compensation costs (partly as a result of changing our accounting policy to expense employee stock options) and increased corporate governance costs (in 2004 we established an internal audit department).

  WRITE-DOWN OF TECHNOLOGY ASSETS IN 2003

     In 2003 we wrote-down certain technology assets by $12.3 million for obsolete systems that we replaced when we moved to greater standardization and for systems that became redundant when we downsized RezRez.

  INCOME TAXES

     Income tax expense was $10.4 million in 2004 compared with $6.2 million in 2003. This equates to an effective tax rate of 12.5% in 2004, up modestly from 12.0% in 2003. Note 13 of our consolidated financial statements provides a reconciliation between the income tax charge at the statutory rate (36.0% and 38.0%, respectively, in 2004 and 2003) and the actual income tax charge. We expect our effective tax rate in fiscal 2005 to be approximately the same as in fiscal 2004.

  NON-CONTROLLING INTEREST

     We have a 23% limited partner in the two partnerships that own Whistler Blackcomb. The results of the two partnerships are fully consolidated into our financial statements with the outside partner's share of earnings shown as non-controlling interest. Non-controlling interest increased from $11.3 million in 2003 to $12.9 million in 2004, reflecting higher real estate profits (we closed 42% more units at Whistler Blackcomb in 2004 than 2003), partially offset by somewhat lower resort operations EBITDA.

DISCONTINUED OPERATIONS

     In 2003 and prior years, our financial statements disclosed the results of the non-resort real estate business as discontinued operations. The cash flow from the non-resort real estate business was paid to the holders of the non-resort preferred ("NRP") shares to redeem their shares. In December 2002 the discontinued operations were wound up and all the remaining NRP shares were redeemed, hence we have no discontinued operations in 2004 compared with a loss of $0.6 million incurred prior to the wind up in 2003.

2004 FOURTH QUARTER RESULTS

     Net income for the fourth quarter of 2004 (the "2004 quarter") was $2.6 million compared with a loss of $14.5 million in the fourth quarter last year (the "2003 quarter"). In the 2003 quarter we wrote-down certain technology assets by $12.3 million as a result of our decision to standardize business systems across resorts and to downsize RezRez. Excluding this unusual item, the loss in the 2003 quarter was $3.7 million ($0.08 loss per diluted share).

     Resort operations revenue increased from $68.9 million in the 2003 quarter to $76.2 million in the 2004 quarter due mainly to higher revenue at Whistler Blackcomb, which was severely impacted by world events (the war in Iraq and SARS) in the 2003 quarter, and increased revenue at Sandestin, which experienced a 44% increase in occupied room nights. Resort operations incurred an EBITDA loss of $20.7 million in the 2004 quarter compared with a $16.1 million loss in the 2003 quarter. Increases in EBITDA at Whistler Blackcomb and Sandestin were offset by higher losses at our eastern resorts and at our stand-alone golf operations due in part to poor weather.

     Management services revenue increased from $23.4 million in the 2003 quarter to $29.2 million in the 2004 quarter due mainly to development and sales service fees charged to Leisura and lodging management fees from the new villages at Mammoth, Squaw Valley and Lake Las Vegas. These revenue increases and reduced expenses, as a result of downsizing RezRez, increased management services EBITDA from $0.3 million in the 2003 quarter to $5.7 million in the 2004 quarter.

     Real estate development revenue increased from $279.2 million in the 2003 quarter to $379.7 million in the 2004 quarter. We sold four projects to Leisura for $62.7 million, and we sold a property in Orlando that we had purchased earlier in the year to a partnership (in which we are a partner) for $21.5 million in the 2004 quarter. In the 2003 quarter, we closed the sale of the majority of our commercial properties at Tremblant for $21.5 million. We closed 540 units in the 2004 quarter at an average price per unit of $531,000 compared with 677 units in the 2003 quarter at an average price per unit of $375,000. The higher average price per unit reflects a disproportionately high number of closings in high-end projects, including the Four Seasons Resort in Whistler. Operating profit from real estate development increased from $42.0 million in the 2003 quarter to $49.0 million in the 2004 quarter. Operating profit in the 2004 quarter was reduced by $5.0 million to expense interest and G&A costs that were capitalized earlier in the fiscal year to the land and infrastructure costs at Copper. A re-zoning of the land at Copper is currently under review and we decided to expense holding costs pending the outcome of the review. In accordance with GAAP, the profit on the $62.7 million of project sales to Leisura was deferred.

     Interest and other income was $1.3 million in the 2004 quarter compared with a loss of $0.1 million in the 2003 quarter due to miscellaneous loss reserves that reduced other income in the 2003 quarter. Interest expense decreased from $13.9 million to $11.1 million mainly due to lower debt levels and interest savings from refinancing our senior notes in the second quarter. Corporate G&A expenses increased from $3.8 million to $6.7 million due to increased incentive compensation, expensing the cost of stock options and higher corporate governance costs. Depreciation and amortization expense decreased from $15.1 million to $13.9 million due to adjustments in the 2003 quarter to accelerate the amortization of certain technology systems.

LIQUIDITY AND CAPITAL RESOURCES

     Last year we set a target to generate at least $250 million in free cash flow in fiscal 2004, which would primarily be used to pay down debt. With strong results from our real estate development and management services businesses, disciplined capital spending and the impact of the Leisura partnerships, we were able to surpass this goal and generate $292.9 million of free cash flow, which we used to reduce our net debt by $285.1 million.

                                                               2004      2003
                                                              ------    -------
                                                                 (MILLIONS)
Cash provided by (used in) continuing operating
  activities................................................  $422.8    $ (20.9)
Expenditures on ski and resort operations assets............   (69.3)     (64.5)
Expenditures on other assets................................   (23.3)     (15.3)
Investment in Leisura.......................................   (37.3)        --
                                                              ------    -------
Free cash flow..............................................  $292.9    $(100.7)
                                                              ======    =======

     The primary reason for this turnaround in free cash flow was the formation of the Leisura partnerships that have allowed us to reduce the capital required for real estate, while at the same time positioning us to grow that part of our business. We estimate that $210.8 million of free cash flow in 2004 was due to Leisura and $82.1 million was due to other factors.

  LEISURA PARTNERSHIPS

     In 2003 we entered into two partnerships (one in Canada and one in the U.S., collectively referred to as "Leisura") that were intended to carry out the ownership and financing of the bulk of our real estate production. By selling the bulk of our production-phase real estate business to separate and independent entities, we had a number of objectives, including:

     - To significantly reduce the capital requirements needed to support the real estate business.

     -  To significantly reduce our debt levels.

     - To limit our exposure to the risks of the production-phase real estate business, and

     - To implement separate and appropriate capital structures for our resort business and our real estate business.

     The types of projects that are sold to Leisura are the most capital-intensive condo-hotel and townhome projects that typically take 18 months to two years to build. We continue to develop smaller townhome projects and single-family lots as well as resort club and fractional projects within Intrawest. In addition, we do not sell projects at certain resorts to Leisura (e.g., Snowmass because it is a joint venture development and Les Arcs because construction is primarily purchaser-financed).

     We continue to identify land parcels for development, and complete the master planning, project design and pre-sales process for all real estate projects. We sell projects to Leisura when they have reached set pre-sale targets and construction is about to commence. Leisura then constructs the projects, sells the remaining units and transfers title to the units to the end purchasers. Construction financing is secured by the projects with recourse only to Leisura. Once a project is sold to it, Leisura bears all the risks of cost overruns, construction delays, purchaser contract rescissions and selling any unsold units.

     We expect to sell most of our condo-hotel and large townhome projects to Leisura in the future, however there is no guarantee that this will occur.

  CASH FLOWS IN 2004 COMPARED WITH 2003

     The major sources and uses of cash in 2004 and 2003 are summarized in the table below. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

                                                               2004      2003     CHANGE
                                                              ------    ------    -------
                                                                      (MILLIONS)
Funds from continuing operations............................  $148.7    $128.3    $  20.4
Net recovery of (investment in) real estate properties......   255.7    (168.5)     424.2
Acquisitions, resort capex and other investments............  (114.0)    (42.9)     (71.1)
Net cash flow from working capital..........................    18.4      19.3       (0.9)
                                                              ------    ------    -------
Net cash flow from operating and investing activities.......   308.8     (63.8)     372.6
Net financing inflows (outflows)............................  (325.8)    113.9     (439.7)
                                                              ------    ------    -------
INCREASE (DECREASE) IN CASH.................................  $(17.0)   $ 50.1    $ (67.1)
                                                              ======    ======    =======

     We generated $148.7 million of funds from continuing operations in 2004, up from $128.3 million in 2003 due mainly to increased real estate profits and management services EBITDA, partially offset by reduced resort operations EBITDA. For more details see the Review of Operations sections at the front of this MD&A.

     The most significant year-over-year change in our cash flows was in real estate, where we recovered $255.7 million of properties in 2004 versus a net investment of $168.5 million in 2003. This positive swing of $424.2 million was due to the impact of the Leisura partnerships and the maturing of our real estate portfolio.

     We estimate that selling projects to Leisura resulted in a net recovery of $219.6 million of real estate costs. This amount comprises the recovery of costs on the sale of 14 projects plus the incremental costs expended by Leisura since the acquisition date. If the projects had not been sold to Leisura, we would have incurred these incremental costs. In the initial years of real estate development at a resort cash flows are typically negative, as costs are incurred on acquiring land, master planning, securing municipal approvals, envisioning and building resort infrastructure, and little or no cash is received from sales. As the properties mature, less cash is spent on these start-up activities while cash flow from sales escalates. Over the past few years our properties have matured and we estimate that they generated a net recovery of $36.1 million of real estate costs in 2004.

     We expect cash flow from real estate will be less in 2005 than 2004 due mainly to the first year impact of Leisura. In 2004 we completed construction of several major condo-hotel projects and realized significant cash flow from closings. At the same time, the most capital-intensive projects that commenced construction in 2004 were sold to Leisura, limiting our capital requirements to our approximate one-third equity investment in Leisura (about 10% of the total capital for each project). One transaction that could provide significant cash flow in 2005 is the sale of our commercial real estate assets. In August 2004 we announced that we intended to form a partnership with a real estate investment trust ("REIT") under which the REIT would acquire an 80% interest in commercial properties that have a total value of $160 million. The cash flow on closing to Intrawest (net of our 20% investment in the partnership and other costs) is expected to be about $135 million. This transaction, which is subject to a number of conditions, is scheduled to close before the end of December 2004. Since many of the conditions are outside our control, there is no assurance that this transaction will be completed.

     Acquisitions, resort capital expenditures ("capex") and other investments used $114.0 million of cash in 2004, $71.1 million more than in 2003, of which $37.3 million was our investment in Leisura. Approximately 70% of Leisura's capital is provided by construction financing and 30% by the equity investors, with our share being about one-third. We expect to recover some of our investment in the Leisura partnerships in 2005 as projects complete construction and units close.

     With respect to acquisitions, in 2003 we used $2.8 million of cash when we assumed control of Winter Park (the majority of the purchase price was financed through a capital lease). Subsequent to our 2004 fiscal year end, we acquired a 66 2/3% interest in Ambercrombie & Kent Group of Companies, S.A. ("A&K"), a worldwide luxury adventure-travel company, for a total investment of less than $10 million. We believe that A&K will add to the diversity of our product range, open up significant cross-marketing opportunities between our respective customer bases and counterbalance the seasonality of our mountain resort operations.

     We spent $69.3 million on resort capex in 2004, up from $64.5 million in 2003. Each year we spend about $30 million on maintenance capex at our resorts. Maintenance capex is considered non-discretionary (since it is required to maintain the existing level of service) and comprises such things as snow grooming machine or golf cart replacement, snowmaking equipment upgrades and building refurbishments. Expansion capex (e.g., new lifts or new restaurants) is considered discretionary and the annual amount spent varies year by year. We expect maintenance and expansion capex to be in the range of $70 million to $80 million in 2005. Our planned expansion capex for 2005 primarily includes building a second golf course (Lora Bay) adjacent to Blue Mountain, trail expansion at Whistler Blackcomb, lift and village improvements at Mammoth, and investments in technology systems and outfitting retail stores at various resorts.

     In addition to resort capex, we spent $23.3 million on other assets (mainly furniture, fixtures and equipment outside of our resorts, information technology systems, long-term financing costs and miscellaneous investments) in 2004 compared with $15.3 million in 2003. The amount in 2004 includes $6.8 million of costs in connection with our issue of $350 million of senior notes in the second quarter (these costs are being amortized over the 10-year term of the notes), $6.4 million of deferred cash proceeds on the sale of resort club notes receivable, and a $3.2 million investment in a tour operator in Colorado.

     Proceeds from non-core asset sales generated $15.9 million of cash in 2004, down from $39.8 million in 2003. We sold 55% of our investment in Compagnie des Alpes in 2003 and the remaining 45% in 2004. In addition, in 2003 we sold our employee housing units at Whistler Blackcomb. We have identified other non-core assets for disposal and we will continue our program of selling these assets in the future.

     Working capital provided $18.4 million of cash in 2004, down from $19.3 million in 2003. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue.

     In total, our operating and investing activities provided $308.8 million of cash in 2004, which we primarily used to pay down debt. At June 30, 2004, we had paid our debt down to $958.8 million. By comparison, in 2003 our operating and investing activities used $63.8 million cash, which was funded mainly by borrowings.

  CONTRACTUAL OBLIGATIONS AND LIQUIDITY

     The following table summarizes our contractual obligations as at June 30, 2004:

                                                                       PAYMENTS DUE BY PERIOD
                                                               ---------------------------------------
                                                               LESS THAN     1-3       4-5      AFTER
                                                    TOTAL       1 YEAR      YEARS     YEARS    5 YEARS
                                                   --------    ---------    ------    -----    -------
                                                                       (MILLIONS)
Long-term debt...................................  $  923.6     $101.8      $ 48.7    $ 7.6    $765.5
Capital leases...................................      35.2        6.6        20.1      2.7       5.8
Operating leases.................................     127.8       12.7        20.7     16.8      77.6
Purchase obligations(1)..........................      87.4       70.7        16.7       --        --
Other long-term obligations......................        --         --          --       --        --
                                                   --------     ------      ------    -----    ------
Total contractual obligations....................  $1,174.0     $191.8      $106.2    $27.1    $848.9
                                                   ========     ======      ======    =====    ======

---------------

(1) Purchase obligations comprise construction and other contracts related to our real estate business.

     Our primary contractual obligations are payments under long-term debt agreements. At June 30, 2004, we had drawn $42.1 million on our senior credit facility and the repayment of this debt is included in the amount due in less than one year because the facility was scheduled to mature within six months. In August 2004 the term of this facility was extended for a further three years (see below). Also included in the amount due in less than one year is $29.0 million of construction financing that we expect to repay from the proceeds of real estate closings. We expect to fund the remainder of the debt as well as the other contractual obligations in the ordinary course of business through our operating cash flows and our credit facilities.

     We have a number of revolving credit facilities to meet our capital needs. Our senior credit facility was renewed subsequent to our fiscal year end for a term of three years and its capacity was increased to $425 million. In addition to our drawings of $42.1 million at June 30, 2004, we had issued letters of credit totaling $69.1 million under this facility, leaving $313.8 million available to cover our future liquidity requirements. Several of our resorts also have lines of credit in the range of $5 million to $10 million each to fund seasonal cash requirements. Financing for real estate construction is provided through one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are adequate to finance all of our normal operating needs.

  OFF-BALANCE SHEET ARRANGEMENTS

     We have no commitments that are not reflected in our balance sheets except for operating leases, which are included in the table of contractual obligations above, and commitments primarily under various servicing agreements that are secured by letters of credit. As disclosed in Note 15 of our consolidated financial statements, we have issued letters of credit for these purposes amounting to $80.9 million at June 30, 2004.

BUSINESS RISKS

     We are exposed to various risks and uncertainties in the normal course of our business that can cause variation in our results of operations and affect our financial condition. Some of these risks and uncertainties, as well as the factors or strategies that we employ to mitigate them, are discussed below. Additional risks and uncertainties not described below or not presently known to us could affect our businesses. It is impossible to predict whether any risk will occur, or if it does, what its ultimate consequences might be, hence the impact on our business could be materially different than we currently expect.

  Economic Downturn

     Skiing and golf are discretionary recreational activities with relatively high participation costs. A severe economic downturn could reduce spending on resort vacations and result in declines in visits and revenue per visit. In addition, a deterioration of economic conditions could weaken sales of resort real estate and reduce the value of our real estate assets.

     Mitigating factors and strategies:

     - The profile of our customer base, with incomes well above the national average, makes them less likely to have their vacation plans impacted by a recession.

     - The geographic diversity of our resorts reduces the impact of an economic downturn in any particular region.

     - Our practice of securing land through options or joint ventures and pre-selling real estate before the start of construction reduces the cost of land holdings and unsold real estate units in the event of a market downturn.

  Competition

     The industries in which we operate are highly competitive. In the case of resort operations we face competition not only from other resort operators but also from other leisure providers (e.g., cruise lines). There can be no assurance that our principal competitors will not be successful in capturing a share of our present or potential customer base.

     Mitigating factors and strategies:

     - The mountain resort industry has significant barriers to entry (e.g., very high start-up costs, significant environmental hurdles) so new resorts are unlikely to be created.

     - Our resorts have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and we have enhanced those advantages by upgrading the facilities on the mountain and building resort villages at the base.

     -  We have a loyal customer base that is strongly committed to our resorts.

     - We control substantially all of the supply of developable land at the base of our resorts.

     - We have expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management.

  Currency Fluctuations

     A significant shift in the value of the Canadian dollar, particularly against the U.S. dollar, could impact visits and therefore earnings at our Canadian resorts. In addition, since we report earnings in U.S. dollars but our income is derived from both Canadian and U.S. sources, we are exposed to foreign currency exchange risk in our reported earnings. Revenues and expenses of our Canadian operations will be impacted by changes in exchange rates when they are reported in U.S. dollars.

     Mitigating factors and strategies:

     - The Canadian dollar is at a significant discount to the U.S. dollar and it is unlikely in the foreseeable future that its value would increase enough to materially impact our business volumes.

     - We have a natural hedge since, to the extent increases in the value of the Canadian dollar reduce visits, they also increase our reported earnings.

  World Events

     World events such as the terrorist attacks on September 11, 2001, the war in Iraq and the SARS outbreak in 2003 disrupt domestic and international travel and reduce visits, or change the mix of visits, to our resorts. Often these types of events occur suddenly and cannot be prepared for.

     Mitigating factors and strategies:

     - Our customers have a high degree of commitment (e.g., as season pass holders or property owners).

     - A significant proportion of our visitors drive to our resorts (approximately 85% of all resort visits) and are not reliant on air travel.

     - Our investment in customer relationship management (CRM) tools and personnel allows us to readily communicate with our database of customers and market products to them.

  Unfavorable Weather Conditions

     Our ability to attract visitors to our resorts is influenced by weather conditions and the amount of snowfall during the ski season. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on our operating results.

     Mitigating factors and strategies:

     - The geographic diversity of our resorts reduces the risk associated with a particular region's weather patterns.

     - Our investment in snowmaking compensates for poor natural snow conditions. Snowmaking is particularly important in the East due to the number of competing resorts and less reliable snowfall. We have an average of 92% snowmaking coverage across our five eastern resorts.

     - Our villages attract destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans.

  Seasonality of Operations

     Resort operations are highly seasonal. In fiscal 2004, 68% of our resort operations revenue was generated during the period from December to March, the prime ski season. Furthermore during this period a significant portion of resort operations revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Our real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year.

     Mitigating factors and strategies:

     - We have taken steps to balance our revenue and earnings throughout the year by investing in four-season amenities (e.g., golf) and growing summer and shoulder-season businesses. As a result of these initiatives, the proportion of resort operations revenue earned outside the historically strong third fiscal quarter has increased to 45% in 2004 from 33% in 1997. The A&K acquisition subsequent to year-end will counterbalance the seasonality of our mountain resort operations as A&K's earnings arise primarily in the summer months.

  Real Estate Development

     As a real estate developer we are exposed to several industry-specific risks, including an inability to obtain zoning approvals or building permits, construction and other development costs could exceed budget, project completion could be delayed and purchasers could rescind their purchase contracts. In addition there is no assurance that market conditions will support our planned real estate development activities.

     Mitigating factors and strategies:

     - Our experience in resort master planning equips us to deal with municipal approval agencies and our approach of consulting with all community stakeholders during the planning process helps to ensure that we face less resistance at public hearings.

     - We are not in the construction business -- we engage general contractors under fixed-price contracts with completion penalties.

     - Our pre-sales contracts require purchasers to put down 20% deposits, i.e., generally in the range of $50,000 to $150,000, which they forfeit if they do not close.

     - For the projects that are sold to Leisura the risks of cost overruns, construction completion and purchaser contract rescissions are borne by Leisura rather than Intrawest.

CRITICAL ACCOUNTING POLICIES

     Our significant policies are described in Note 2 of our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. These estimates and judgments are based on factors that are inherently uncertain. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual amounts could differ from those based on such estimates and assumptions.

     We believe the following critical accounting policies call for management to make significant judgments and estimates.

     Future net cash flows from properties. Properties under development and held for sale, which totaled $780.7 million at June 30, 2004, are recorded at the lower of cost and net realizable value. In determining net realizable value it is necessary, on a non-discounted basis, to estimate the future cash flows from each individual project for the period from the start of land servicing to the sell-out of the last unit. This involves making assumptions about project demand and sales prices, construction and other development costs, and project financing. Changes in our assumptions could affect future cash flows from properties leading to reduced real estate profits or potentially property write-downs.

     Revenue recognition. Resort operations and management services revenue is recognized as products are delivered and services are performed. Some of this revenue is deferred (e.g., sales of season ski passes and club memberships) and recognized later based on our estimate of usage. Real estate revenue is recognized when we have fulfilled all major conditions, title has been conveyed to the purchaser and we have received a payment that is appropriate in the circumstances. Judgment is required in the determination of which major conditions may be important and also the timing of when they have been satisfied. We must also make assumptions that affect real estate expenses, including the remaining costs to be incurred on units sold and, since costs are allocated to units sold using the relative sales value method, future revenue from unsold units.

     Useful lives for depreciable assets. Resort operations assets and administrative furniture, computer equipment, software and leasehold improvements are depreciated using both the declining balance and straight-line basis (depending on the asset category) over the estimated useful life of the asset. Due to the relatively large proportion of these assets relative to total assets (42% at June 30, 2004), the selections of the method of depreciation and length of depreciation period could have a material impact on depreciation expense and net book value of assets. Assets may become obsolete or require replacement before the end of their estimated useful life in which case any remaining undepreciated costs would be written off.

     Value of future income tax assets and liabilities. In determining our income tax provision, we are required to interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. In the event that our interpretations differed from those of the taxing authorities or that the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

     At June 30, 2004, we had accumulated $97.3 million of non-capital loss carryforwards, which expire at various times through 2024. We have determined that it is more likely than not that the benefit of these losses will be realized in the future and we have recorded future tax assets of $22.3 million related to them. If it is determined in the future that it is more likely than not that all or a part of these future tax assets will not be realized, we will make a charge to earnings at that time.

NEW ACCOUNTING PRONOUNCEMENT

     The CICA has issued a guideline on the consolidation of variable-interest entities ("VIEs"), which is effective for fiscal periods beginning on or after November 1, 2004. The guideline requires us to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of the VIE (the party that will absorb the majority of the VIE's expected losses, or receive a majority of its expected returns) and, if so, consolidate the VIE. The rules in the guideline are complex and require judgment as to their interpretation. Among other things, our accounting treatment of Leisura and certain sales and leaseback transactions would have to be assessed on the basis of the rules in the guideline. We have reviewed the guideline and believe its application would not change our consolidated financial statements at June 30, 2004.

ADDITIONAL INFORMATION

  TOTAL COMPANY EBITDA

                                                               2004       2003
                                                              -------    -------
                                                                  (MILLIONS)
Cash flow provided by (used in) continuing operating
  activities................................................  $ 422.9    $ (21.0)
Add (deduct):
Changes in non-cash operating assets and liabilities........   (274.2)     149.3
Current income tax expense..................................     11.6       10.2
Interest expense............................................     45.8       47.1
Interest in real estate costs...............................     64.7       32.4
Call premium and unamortized costs on senior notes
  redeemed..................................................     12.1         --
Write-down of technology assets.............................       --       12.3
                                                              -------    -------
                                                                282.9      230.3
Interest and other income net of non-cash items.............    (14.6)     (21.1)
                                                              -------    -------
TOTAL COMPANY EBITDA........................................  $ 268.3    $ 209.2
                                                              =======    =======

  RESORT OPERATIONS EBITDA

                                                               2004      2003
                                                              ------    ------
                                                                 (MILLIONS)
Resort operations revenue...................................  $541.3    $499.9
Resort operations expenses..................................   436.2     387.5
                                                              ------    ------
RESORT OPERATIONS EBITDA....................................  $105.1    $112.4
                                                              ======    ======

  MANAGEMENT SERVICES EBITDA

                                                               2004     2003
                                                              ------    -----
                                                                (MILLIONS)
Management services revenue.................................  $124.4    $88.2
Management services expenses................................    96.9     77.2
                                                              ------    -----
MANAGEMENT SERVICES EBITDA..................................  $ 27.5    $11.0
                                                              ======    =====

SELECTED ANNUAL INFORMATION

                                                                YEARS ENDED OR AS AT JUNE 30
                                                              --------------------------------
                                                                2004        2003        2002
                                                              --------    --------    --------
                                                                  (IN MILLIONS OF DOLLARS,
                                                                 EXCEPT PER SHARE AMOUNTS)
Total revenue...............................................  $1,551.7    $1,103.2    $  985.6
Income from continuing operations...........................      59.9        34.8        58.6
Results of discontinued operations..........................        --        (0.6)       (0.1)
Net income..................................................      59.9        34.2        58.5
Total assets................................................   2,255.8     2,515.7     2,166.9
Total long-term liabilities.................................   1,468.4     1,804.6     1,489.6
PER COMMON SHARE
Income from continuing operations
  Basic.....................................................      1.26        0.73        1.33
  Diluted...................................................      1.25        0.73        1.31
Net income
  Basic.....................................................      1.26        0.73        1.33
  Diluted...................................................      1.25        0.73        1.31
Cash dividends declared (Canadian dollars)..................      0.16        0.16        0.16

QUARTERLY FINANCIAL SUMMARY

                                                2004 QUARTERS                               2003 QUARTERS
                                   ---------------------------------------     ---------------------------------------
                                    1ST        2ND        3RD        4TH        1ST        2ND        3RD        4TH
                                   ------     ------     ------     ------     ------     ------     ------     ------
                                                   (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Total revenue....................  $227.8     $398.8     $437.9     $487.2     $114.5     $212.4     $404.9     $371.4
Income (loss) from continuing
  operations.....................     0.9        0.2       56.2        2.6      (11.0)       3.4       56.8      (14.4)
Results of discontinued
  operations.....................     0.0        0.0        0.0        0.0        0.0       (0.6)       0.0        0.0
Net income (loss)................     0.9        0.2       56.2        2.6      (11.0)       2.8       56.8      (14.4)
Per common share:
Income (loss) from continuing
  operations
  Basic..........................    0.02       0.01       1.18       0.05      (0.23)      0.07       1.20      (0.31)
  Diluted........................    0.02       0.01       1.17       0.05      (0.23)      0.07       1.19      (0.30)
Net income (loss)
  Basic..........................    0.02       0.01       1.18       0.05      (0.23)      0.07       1.20      (0.31)
  Diluted........................    0.02       0.01       1.17       0.05      (0.23)      0.07       1.19      (0.30)

OUTSTANDING SHARE DATA

     As at September 2, 2004, we have issued and there are outstanding 47,921,744 Common Shares and stock options exercisable for 4,220,150 Common Shares.

                       CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States dollars)
                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 2004 AND 2003

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2004 and 2003 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
September 2, 2004

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                      JUNE 30
                                                              ------------------------
                                                                 2004          2003
                                                              ----------    ----------
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  109,816    $  126,832
  Amounts receivable (note 7)...............................     142,427       126,725
  Other assets (note 8(a))..................................      94,105       123,610
  Resort properties (note 6)................................     412,343       662,197
  Future income taxes (note 13).............................      18,638        10,619
                                                              ----------    ----------
                                                                 777,329     1,049,983
Resort operations (note 5)..................................     940,949       918,727
Resort properties (note 6)..................................     368,309       405,100
Amounts receivable (note 7).................................      52,958        76,842
Investment in and advances to Leisura (note 20).............      50,899            --
Other assets (note 8(b))....................................      65,306        65,070
                                                              ----------    ----------
                                                              $2,255,750    $2,515,722
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  209,037    $  223,832
  Deferred revenue and deposits (note 10)...................      87,649       134,878
  Bank and other indebtedness (note 9)......................     109,685       287,176
                                                              ----------    ----------
                                                                 406,371       645,886
Bank and other indebtedness (note 9)........................     849,132       973,743
Deferred revenue and deposits (note 10).....................      82,211        43,609
Future income taxes (note 13)...............................      87,461        94,986
Non-controlling interest in subsidiaries....................      43,266        46,359
                                                              ----------    ----------
                                                               1,468,441     1,804,583
Shareholders' equity:
  Capital stock (note 12)...................................     463,485       460,742
  Retained earnings.........................................     318,883       264,640
  Foreign currency translation adjustment...................       4,941       (14,243)
                                                              ----------    ----------
                                                                 787,309       711,139
                                                              ----------    ----------
                                                              $2,255,750    $2,515,722
                                                              ==========    ==========
Contingencies and commitments (note 15)
Subsequent event (note 23)

Approved on behalf of the Board:

            (signed) JOE S. HOUSSIAN                         (signed) PAUL M. MANHEIM
                    Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30
                                                              --------------------------
                                                                 2004           2003
                                                              -----------    -----------
                                                                   (IN THOUSANDS OF
                                                                UNITED STATES DOLLARS,
                                                              EXCEPT PER SHARE AMOUNTS)
Resort operations:
  Revenue...................................................    $541,315       $499,885
  Expenses..................................................     436,184        387,450
                                                                --------       --------
  Resort operations contribution............................     105,131        112,435
                                                                --------       --------
Management services:
  Revenue...................................................     124,394         88,202
  Expenses..................................................      96,909         77,223
                                                                --------       --------
  Management services contribution..........................      27,485         10,979
                                                                --------       --------
Real estate development:
  Revenue...................................................     878,195        512,695
  Expenses..................................................     788,504        444,438
                                                                --------       --------
                                                                  89,691         68,257
  Income from equity accounted investment...................       1,683             --
                                                                --------       --------
  Real estate development contribution......................      91,374         68,257
                                                                --------       --------
Income before undernoted items..............................     223,990        191,671
Interest and other income...................................       6,117          2,417
Interest expense............................................     (45,766)       (47,142)
Corporate general and administrative expenses...............     (20,369)       (14,889)
Depreciation and amortization...............................     (68,626)       (67,516)
Call premium and unamortized costs of senior notes
  redeemed..................................................     (12,074)            --
Write-down of technology assets (note 8 (b))................          --        (12,270)
                                                                --------       --------
Income before income taxes and non-controlling interest.....      83,272         52,271
Provision for income taxes (note 13)........................     (10,434)        (6,243)
Non-controlling interest....................................     (12,889)       (11,274)
                                                                --------       --------
Income from continuing operations...........................      59,949         34,754
Results of discontinued operations (note 4).................          --           (578)
                                                                --------       --------
Net income..................................................    $ 59,949       $ 34,176
                                                                ========       ========
Net income per common share (note 12(h)):
  Basic.....................................................    $   1.26       $   0.73
  Diluted...................................................        1.25           0.73
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2004         2003
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Retained earnings, beginning of year........................  $264,640     $235,515
Net income..................................................    59,949       34,176
Dividends...................................................    (5,706)      (5,051)
                                                              --------     --------
Retained earnings, end of year..............................  $318,883     $264,640
                                                              ========     ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2004         2003
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Cash provided by (used in):
Operations:
  Income from continuing operations.........................  $  59,949    $  34,754
  Items not affecting cash:
     Depreciation and amortization..........................     68,626       67,516
     Future income taxes....................................     (1,240)      (3,914)
     Income from equity accounted investment................     (1,683)          --
     Amortization of financing costs........................      6,441        3,479
     Loss on asset disposals, net of write-offs.............      1,388          858
     Stock-based compensation...............................        290           --
     Amortization of benefit plan...........................      1,992        2,097
     Write-down of technology assets........................         --       12,270
     Non-controlling interest...............................     12,889       11,274
                                                              ---------    ---------
  Funds from continuing operations..........................    148,652      128,334
  Recovery of costs through real estate sales...............    743,405      433,011
  Acquisition and development of properties held for sale...   (487,659)    (601,524)
  Changes in amounts receivable, net........................     42,396      (10,109)
  Changes in non-cash operating working capital (note 21)...    (23,929)      29,269
                                                              ---------    ---------
  Cash provided by (used in) continuing operating
     activities.............................................    422,865      (21,019)
  Cash provided by discontinued operations..................         --          140
                                                              ---------    ---------
                                                                422,865      (20,879)
Financing:
  Proceeds from bank and other borrowings...................    537,286      599,112
  Repayments of bank and other borrowings...................   (841,332)    (469,234)
  Issue of common shares for cash, net of issuance costs....        461        2,684
  Redemption and repurchase of non-resort preferred shares
     (note 12(a))...........................................         --       (6,697)
  Dividends paid............................................     (5,706)      (5,051)
  Distributions to non-controlling interest.................    (16,543)      (6,923)
                                                              ---------    ---------
                                                               (325,834)     113,891
Investments:
  Expenditures on:
     Resort operations assets...............................    (69,342)     (64,546)
     Other assets...........................................    (23,321)     (15,257)
     Investment in Leisura (note 20)........................    (37,260)          --
     Business acquisitions (note 3).........................         --       (2,849)
  Proceeds from asset disposals.............................     15,876       39,783
                                                              ---------    ---------
                                                               (114,047)     (42,869)
                                                              ---------    ---------
Increase (decrease) in cash and cash equivalents............    (17,016)      50,143
Cash and cash equivalents, beginning of year................    126,832       76,689
                                                              ---------    ---------
Cash and cash equivalents, end of year......................  $ 109,816    $ 126,832
                                                              =========    =========

Cash flow information (note 21)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.  OPERATIONS:

    Intrawest Corporation was formed under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act. Through its subsidiaries, the Company is engaged in the development and operation of mountain and golf resorts principally throughout North America.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (A)  BASIS OF PRESENTATION:

       The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company's consolidated financial statements is presented in note 22.

    (B) PRINCIPLES OF CONSOLIDATION:

       The consolidated financial statements include:

       (i)  the accounts of the Company and its subsidiaries; and

       (ii) the accounts of all incorporated and unincorporated joint ventures, including non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

       The Company's principal subsidiaries and joint ventures are as follows:

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
         SUBSIDIARIES                                                    THE COMPANY (%)
         ------------                                                  -------------------
         Blackcomb Skiing Enterprises Limited Partnership............           77
         Whistler Mountain Resort Limited Partnership................           77
         IW Resorts Limited Partnership..............................          100
         Mont Tremblant Resorts and Company, Limited Partnership.....          100
         Copper Mountain, Inc........................................          100
         Intrawest California Holdings, Inc..........................          100
         Intrawest Golf Holdings, Inc................................          100
         Intrawest Retail Group, Inc.................................          100
         Intrawest Sandestin Company, L.L.C. ........................          100
         Intrawest/Winter Park Holdings Corporation (note 3).........          100
         Mountain Creek Resort, Inc..................................          100
         Snowshoe Mountain, Inc......................................          100
         The Stratton Corporation....................................          100

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
         JOINT VENTURES AND NON-CONTROLLED PARTNERSHIPS (NOTE 14)        THE COMPANY (%)
         --------------------------------------------------------      -------------------
         Alpine Helicopters Ltd......................................           45
         Blue Mountain Resorts Limited...............................           50
         Blue River Land Company, LLC................................           50
         Chateau M.T. Inc............................................           50
         Intrawest/Brush Creek Development Company LLC...............           50
         Intrawest/Lodestar Golf Limited Partnership.................         73.7
         Keystone/Intrawest, L.L.C...................................           50
         Mammoth Mountain Ski Area...................................         59.5
         Maui Beach Resort Limited Partnership.......................           40
         Orlando Village Development Limited Partnership.............           40

       All significant intercompany balances and transactions have been eliminated.

    (C)  ACCOUNTING FOR INVESTMENTS:

       The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (D) USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The significant areas requiring management estimates include the estimates of future net cash flows from properties, useful lives for depreciation, the timing of revenue recognition, and the value of future income tax assets and liabilities.

    (E)  CASH EQUIVALENTS:

       The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (F)  PROPERTIES:

       (i)  Properties under development and held for sale:

          Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on specific debt, interest on that portion of total costs financed by the Company's pooled debt, and an allocation of indirect overhead. Incidental operations related specifically to properties under development are treated as an increase in or a reduction of costs.

          Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. The results of incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

          The Company defers costs directly relating to the acquisition of new properties and resorts which, in management's judgment, have a high probability of closing. If the acquisition is abandoned, any deferred costs are expensed immediately.

          The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

       (ii) Classification:

          Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (G)  RESORT OPERATIONS:

       The resort operations assets are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method at annual rates as follows:

                                                                           (%)
                                                                       ------------
         Buildings...................................................    3.3 to 5.0
         Ski lifts...................................................    5.0 to 8.0
         Golf courses................................................    2.0 to 3.3
         Area improvements...........................................    2.0 to 3.3
         Automotive, helicopters and other equipment.................  10.0 to 50.0
         Leased vehicles.............................................  20.0 to 25.0

       Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and mountain operating supplies.

    (H) ADMINISTRATIVE FURNITURE, COMPUTER EQUIPMENT, SOFTWARE AND LEASEHOLD
        IMPROVEMENTS:

       Administrative furniture, computer equipment and software are stated at cost less accumulated depreciation. Included in software costs are any direct costs incurred developing internal-use software. Depreciation of administrative furniture is provided using the declining balance method at annual rates of between 20% and 30%. Depreciation of computer equipment and software is provided using the straight-line method at annual rates of between 10% and 33.3%.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (I)  DEFERRED FINANCING COSTS:

       Deferred financing costs consist of legal and other fees directly related to the debt financing of the Company's resort operations. These costs are amortized to interest expense over the term of the related financing.

    (J)  GOODWILL AND INTANGIBLE ASSETS:

       Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. The Company does not amortize goodwill and intangible assets with indefinite useful lives, but they are subject to impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

       Intangible assets with finite useful lives are costs that have been allocated to contracts and customer lists and are amortized on a straight-line basis over their estimated useful lives.

    (K) DEFERRED REVENUE AND DEPOSITS:

       Deferred revenue mainly comprises real estate deposits, season pass revenue, commission revenue, club initiation deposits and government grants. Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue which relates to government grants for resort operations assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

    (L)  GOVERNMENT ASSISTANCE:

       The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (M) REVENUE RECOGNITION:

       (i)  Resort operations revenue is recognized as the service is provided.

       (ii) Revenue from the sale of properties is recorded generally when title to the completed unit is conveyed to the purchaser, the purchaser becomes entitled to occupancy and the purchaser has made a payment that is appropriate in the circumstances.

       (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

       (iv) Management service revenue is recognized as the service is provided. Reservation fee revenue is recorded at the net of the amount charged to the customer and the amount paid to the supplier.

       (v) Commission revenue from real estate brokerage operations is recognized at the time an offer of sale is closed by the purchaser or all other contractual obligations have been satisfied.

    (N) FUTURE INCOME TAXES:

       The Company follows the asset and liability method of accounting for income taxes. Under such method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

       Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

    (O) FOREIGN CURRENCY TRANSLATION:

       These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian operations use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

       Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations into U.S. dollars are recorded as foreign currency translation adjustment, a separate component of shareholders' equity.

       Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are included in the determination of net income. Long-term obligations denominated in foreign currencies are designated as hedges of investments in self sustaining foreign operations. Accordingly, cumulative unrealized gains or losses arising from the translation of these obligations are recorded as foreign currency translation adjustment.

       The exchange rates used for translation purposes were as follows:

                                                                        2004      2003
                                                                       ------    ------
         Canadian dollar to U.S. dollar exchange rates
           At June 30................................................  1.3338    1.3475
           Average during year.......................................  1.3428    1.5112

    (P) PER SHARE CALCULATIONS:

       Income per common share has been calculated using the weighted average number of common shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

    (Q) STOCK OPTIONS AND STOCK-BASED COMPENSATION:

       The Company has a stock option plan as described in note 12(b). The fair value of stock options is determined using a fair value pricing model and is charged to income as a compensation expense over the vesting period with an offsetting adjustment to contributed surplus. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

    (R)  EMPLOYEE FUTURE BENEFITS:

       The Company accrues its obligations under employee benefit plans and the related costs as the underlying services are provided.

    (S)  CHANGE IN ACCOUNTING POLICY:

       On July 1, 2003, the Company adopted, on a prospective basis without restatement of prior periods, the revised recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Accounting Handbook ("CICA 3870"). Compensation expense is recognized, based on the fair value method of accounting, for stock options granted to employees after July 1, 2003. Prior to July 1, 2003, the Company accounted for stock options granted to employees using the intrinsic value-based method and accordingly did not record a compensation expense. In accordance with a previous revision of CICA 3870, pro forma information is provided in note 12(g) related to options granted between July 1, 2001 and June 30, 2003 as if the fair value methodology had been applied.

    (T)  COMPARATIVE FIGURES:

       Certain comparative figures for 2003 have been reclassified to conform with the financial statement presentation adopted in the current year.

3.  ACQUISITIONS:

    On December 23, 2002, the Company assumed control of the assets and operations of Winter Park Resort, a major resort operation in Colorado. For accounting purposes the assumption of control has been treated as a purchase of the resort. The fair value of the purchase price of the assets acquired was $47,204,000 of which $38,236,000 was assigned to resort operations assets, $7,817,000 was assigned to real estate development properties and $1,151,000 was assigned to amounts receivable. The purchase was financed primarily through the issuance of a capital lease, the assumption of certain liabilities and the payment of $2,849,000 cash.

4.  DISCONTINUED OPERATIONS:

    For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    The results of discontinued operations are as follows:

                                                                  2004    2003
                                                                  ----    -----
    Revenue.....................................................  $ --    $ 441
                                                                  ----    -----
    Loss from discontinued operations...........................  $ --    $(578)
                                                                  ====    =====

5.  RESORT OPERATIONS:

                                                                                    2004
                                                                  ----------------------------------------
                                                                                ACCUMULATED        NET
                                                                     COST       DEPRECIATION    BOOK VALUE
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   49,166      $     --       $ 49,166
      Buildings.................................................     307,000        63,764        243,236
      Ski lifts and area improvements...........................     479,664       157,134        322,530
      Automotive, helicopters and other equipment...............     143,429        93,503         49,926
      Leased vehicles...........................................       4,740         2,584          2,156
                                                                  ----------      --------       --------
                                                                     983,999       316,985        667,014
                                                                  ----------      --------       --------
    Other resort assets:
      Land......................................................      28,709            --         28,709
      Buildings.................................................      82,743        10,219         72,524
      Golf courses..............................................     125,890        25,449        100,441
      Area improvements and equipment...........................     102,361        30,100         72,261
                                                                  ----------      --------       --------
                                                                     339,703        65,768        273,935
                                                                  ----------      --------       --------
                                                                  $1,323,702      $382,753       $940,949
                                                                  ==========      ========       ========

                                                                                    2003
                                                                  ----------------------------------------
                                                                                ACCUMULATED        NET
                                                                     COST       DEPRECIATION    BOOK VALUE
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   48,863      $     --       $ 48,863
      Buildings.................................................     304,494        59,124        245,370
      Ski lifts and area improvements...........................     443,889       140,260        303,629
      Automotive, helicopters and other equipment...............     134,654        81,001         53,653
      Leased vehicles...........................................       4,903         2,814          2,089
                                                                  ----------      --------       --------
                                                                     936,803       283,199        653,604
                                                                  ----------      --------       --------
    Other resort assets:
      Land......................................................      28,860            --         28,860
      Buildings.................................................      68,178         7,486         60,692
      Golf courses..............................................     124,919        21,173        103,746
      Area improvements and equipment...........................      95,256        23,431         71,825
                                                                  ----------      --------       --------
                                                                     317,213        52,090        265,123
                                                                  ----------      --------       --------
                                                                  $1,254,016      $335,289       $918,727
                                                                  ==========      ========       ========

    The resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

6.  RESORT PROPERTIES:

    Summary of resort properties:

    Resort properties are classified for balance sheet purposes as follows:

                                                                    2004         2003
                                                                  --------    ----------
    Current assets..............................................  $412,343    $  662,197
    Long-term assets............................................   368,309       405,100
                                                                  --------    ----------
                                                                  $780,652    $1,067,297
                                                                  ========    ==========

    Cumulative costs capitalized to the carrying value of properties under development and held for sale are as follows:

                                                                    2004         2003
                                                                  --------    ----------
    Land and land development costs.............................  $152,413    $  195,248
    Building development costs..................................   484,571       704,396
    Interest....................................................    87,042       103,154
    Administrative..............................................    56,626        64,499
                                                                  --------    ----------
                                                                  $780,652    $1,067,297
                                                                  ========    ==========

    During the year ended June 30, 2004, the Company capitalized interest of $48,585,000 (2003 -- $55,525,000) (note 16).

    Resort properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

7.  AMOUNTS RECEIVABLE:

                                                                    2004        2003
                                                                  --------    --------
    Receivables from sales of real estate.......................  $ 47,869    $ 54,576
    Resort operations trade receivables.........................    31,483      34,427
    Loans, mortgages and notes receivable.......................    85,777      89,189
    Funded senior employee share purchase plans (note 12(e))....     4,019       4,445
    Other accounts receivable...................................    26,237      20,930
                                                                  --------    --------
                                                                   195,385     203,567
    Current portion.............................................   142,427     126,725
                                                                  --------    --------
                                                                  $ 52,958    $ 76,842
                                                                  ========    ========

    Amounts receivable from sales of real estate primarily comprise sales proceeds held in trust which are generally paid out to the Company or to construction lenders within 60 days.

    Total payments due on amounts receivable are approximately as follows:

    Year ending June 30, 2005...................................    $142,427
                      2006......................................      15,968
                      2007......................................       2,773
                      2008......................................       2,512
                      2009......................................       6,988
          Subsequent to 2009....................................      24,717
                                                                    --------
                                                                    $195,385
                                                                    ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 11.59% per annum as at June 30, 2004 (2003 --10.71%). Certain of these amounts have been pledged as security for the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

8.  OTHER ASSETS:

    (A)  CURRENT:

                                                                        2004        2003
                                                                       -------    --------
         Resort operations inventories...............................  $35,014    $ 34,640
         Restricted cash deposits....................................   25,626      57,087
         Prepaid expenses and other..................................   33,465      31,883
                                                                       -------    --------
                                                                       $94,105    $123,610
                                                                       =======    ========

    (B) LONG-TERM:

                                                                        2004       2003
                                                                       -------    -------
         Deferred financing and other costs..........................  $22,800    $20,053
         Administrative furniture, computer equipment, software and leasehold improvements, net of accumulated depreciation of
           $26,168,000 (2003 -- $19,644,000).........................   27,381     23,856
         Other.......................................................   15,125      8,904
         Investment in Compagnie des Alpes...........................       --     12,257
                                                                       -------    -------
                                                                       $65,306    $65,070
                                                                       =======    =======

    In July 2003 the Company sold its investment in Compagnie des Alpes for proceeds which approximated its carrying value.

    During the year ended June 30, 2003, the Company decided to standardize certain information technology systems across its resorts in order to improve efficiencies and eliminate costs. In addition, the Company reorganized its central reservations business and assessed the value of the assets of that business. As a result, the Company wrote down the value of information technology assets by $12,270,000.

9.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its resort operations and properties from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on all of the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2004:

                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                                    MATURITY       INTEREST
                                                                      DATES        RATE (%)      2004         2003
                                                                  -------------    --------    --------    ----------
    Resort operations:
      Mortgages and bank loans..................................  Demand - 2017      3.38      $ 46,663    $   62,432
      Obligations under capital leases..........................    2005 - 2052      9.20        35,220        45,070
                                                                                               --------    ----------
                                                                                                 81,883       107,502
                                                                                               --------    ----------
    Resort properties:
      Interim financing on properties under development and held
        for sale................................................    2005 - 2017      4.90        60,316       264,032
      Resort club notes receivable credit facilities............           2006      4.75         3,861        28,121
                                                                                               --------    ----------
                                                                                                 64,177       292,153
                                                                                               --------    ----------
    General corporate debt......................................    2005 - 2006      4.22        63,919       240,243
    Unsecured debentures........................................    2005 - 2013      9.10       748,838       621,021
                                                                                               --------    ----------
                                                                                     8.22       958,817     1,260,919
    Current portion.............................................                                109,685       287,176
                                                                                               --------    ----------
                                                                                               $849,132    $  973,743
                                                                                               ========    ==========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Principal repayments and the components related to either floating or fixed interest rate indebtedness are as follows:

                                                                     INTEREST RATES
                                                                  --------------------      TOTAL
                                                                  FLOATING     FIXED      REPAYMENTS
                                                                  --------    --------    ----------
    Year ending June 30, 2005...................................  $ 94,368    $ 15,317     $109,685
                      2006......................................    25,198      22,682       47,880
                      2007......................................     8,754      12,185       20,939
                      2008......................................     4,010       4,045        8,055
                      2009......................................        --       2,263        2,263
          Subsequent to 2009....................................        --     769,995      769,995
                                                                  --------    --------     --------
                                                                  $132,330    $826,487     $958,817
                                                                  ========    ========     ========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company had $9,200,000 (2003 -- $14,126,000) of bank loans swapped against debt with a fixed interest rate ranging from 4.70% to 5.58% (2003 -- 4.70% to 5.58%) per annum.

    Bank and other indebtedness includes indebtedness in the amount of $104,899,000 (2003 -- $306,458,000) which is repayable in Canadian dollars of $139,914,000 (2003 -- $412,952,000).

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2004.

10. DEFERRED REVENUE AND DEPOSITS:

                                                                    2004        2003
                                                                  --------    --------
    Deposits on real estate sales...............................  $ 52,889    $107,427
    Deferred gain on land sales to Leisura (note 20)............    31,702          --
    Club initiation deposits....................................    24,742      24,845
    Season pass revenue.........................................    17,007      14,989
    Commission revenue on real estate sales.....................    13,766       1,648
    Government assistance (note 11).............................    11,662      10,992
    Other deferred amounts......................................    18,092      18,586
                                                                  --------    --------
                                                                   169,860     178,487
    Current portion.............................................    87,649     134,878
                                                                  --------    --------
                                                                  $ 82,211    $ 43,609
                                                                  ========    ========

11. GOVERNMENT ASSISTANCE:

    The federal government of Canada and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Mont Tremblant. Loans totaling $9,072,000 (2003 -- $10,464,000) have been advanced and are repayable over 14 years starting in 2001. The grants, which will total $43,434,000 (2003 -- $43,052,000) when they are fully advanced, amounted to $33,732,000 at June 30, 2004 (2003 -- $31,400,000). During the year ended June 30, 2004, grants received of $2,009,000 (2003 -- $3,812,000) were credited as follows: $1,318,000 (2003
    -- $1,138,000) to resort operations assets, $133,000 (2003 -- $573,000) to resort properties and $558,000 (2003 -- $2,101,000) to deferred government assistance.

    The federal government of Canada and the Province of Ontario have granted financial assistance to the Company in the form of grants for the construction of infrastructure at Blue Mountain. The grants, amounting to $1,919,000 for the year ended June 30, 2004, were credited to resort properties.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

12. CAPITAL STOCK:

    (A)  CAPITAL STOCK:

       The Company's capital stock comprises the following:

                                                                         2004        2003
                                                                       --------    --------
         Common shares...............................................  $460,534    $458,081
         Contributed surplus.........................................     2,951       2,661
                                                                       --------    --------
                                                                       $463,485    $460,742
                                                                       ========    ========

       In 2004 contributed surplus was increased by $290,000 representing amortization of the fair value of stock options granted in the year ended June 30, 2004 (note 12(g)).

       (i)  Common shares:

          Authorized: an unlimited number without par value

          Issued:

                                                                                    2004                      2003
                                                                           ----------------------    ----------------------
                                                                           NUMBER OF                 NUMBER OF
                                                                             COMMON                    COMMON
                                                                             SHARES       AMOUNT       SHARES       AMOUNT
                                                                           ----------    --------    ----------    --------
              Balance, beginning of year.................................  47,560,062    $458,081    47,255,062    $453,299
              Issued for cash under stock option plan....................     44,500          461      305,000        2,685
              Amortization of benefit plan, net (f)......................         --        1,992           --        2,097
                                                                           ----------    --------    ----------    --------
              Balance, end of year.......................................  47,604,562    $460,534    47,560,062    $458,081
                                                                           ==========    ========    ==========    ========

       (ii) NRP shares:

          Authorized: 50,000,000 without par value

          Issued:

                                                                                     2003
                                                                            ----------------------
                                                                            NUMBER OF
                                                                               NRP
                                                                              SHARES       AMOUNT
                                                                            ----------    --------
              Balance, beginning of year..................................  5,163,436     $ 13,600
              Redemption..................................................  (5,163,436)     (6,697)
              Transferred to contributed surplus..........................         --       (2,661)
              Foreign currency adjustment.................................         --       (4,242)
                                                                            ----------    --------
              Balance, end of year........................................         --     $     --
                                                                            ==========    ========

       On December 18, 2002, the Company redeemed all of its outstanding non-resort preferred ("NRP") shares at a price of Cdn.$2.02 per share for a total of $6,697,000. As a result, the carrying value of the NRP shares was reduced to zero and contributed surplus was increased by $2,661,000 representing the difference between the redemption price and the assigned value of the NRP shares less the foreign currency translation adjustment related to the NRP shares.

       (iii) Preferred shares:

          Authorized: an unlimited number without par value

          Issued: nil

    (B) STOCK OPTIONS:

       The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares of the Company. Options granted under the stock option plan are exercisable in Canadian dollars and may not be exercised except in accordance with such limitations as the Human Resources Committee of the Board of Directors of the Company may determine.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       The following table summarizes the status of options outstanding under the Plan:

                                                                            2004                              2003
                                                               ------------------------------    ------------------------------
                                                               SHARE OPTIONS      WEIGHTED       SHARE OPTIONS      WEIGHTED
                                                                OUTSTANDING     AVERAGE PRICE     OUTSTANDING     AVERAGE PRICE
                                                               -------------    -------------    -------------    -------------
         Outstanding, beginning of year......................    3,803,900         $18.68          3,697,900         $16.04
         Granted.............................................      364,000          13.92            445,000          15.89
         Exercised...........................................      (44,500)         10.28           (305,000)          9.41
         Forfeited...........................................     (261,750)         18.85            (34,000)         18.03
                                                                 ---------                         ---------
         Outstanding, end of year............................    3,861,650         $18.51          3,803,900         $18.68
                                                                 =========         ======          =========         ======
         Exercisable, end of year............................    2,289,937         $18.78          1,867,310         $18.20
                                                                 =========         ======          =========         ======

       The following table provides details of options outstanding at June 30, 2004:

                                                                           WEIGHTED
                                                           NUMBER        AVERAGE LIFE    WEIGHTED       NUMBER        WEIGHTED
                                                         OUTSTANDING      REMAINING      AVERAGE      EXERCISABLE     AVERAGE
         RANGE OF EXERCISE PRICES                       JUNE 30, 2004      (YEARS)        PRICE      JUNE 30, 2004     PRICE
         ------------------------                       -------------    ------------    --------    -------------    --------
         $10.34 - $10.85..............................       94,600          1.1          $10.57          94,600       $10.57
         $11.79 - $17.24..............................      584,500          6.9           14.44         213,500        15.14
         $17.84 - $21.78..............................    3,182,550          5.8           19.49       1,981,837        19.57
                                                          ---------                                    ---------
                                                          3,861,650          5.9           18.51       2,289,937        18.78
                                                          =========                                    =========

    (C)  EMPLOYEE SHARE PURCHASE PLAN:

       The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2004, a total of 65,809 (2003 -- 65,809) common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (D) DEFERRED SHARE UNIT PLAN:

       The Company has a key executive Deferred Share Unit Plan (the "DSU Plan") that allows each executive officer to elect to receive all or any portion of his annual incentive award as deferred share units. A DSU is equal in value to one common share of the Company. The units are determined by dividing the dollar amount elected by the average closing price of the common shares on the Toronto Stock Exchange for the five trading days preceding the date that the annual incentive award becomes payable. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Intrawest common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

       The Company records the cost of the DSU Plan as compensation expense. As at June 30, 2004, 91,278 units were outstanding at a value of $1,461,000 (2003 -- 74,381 units at a value of $981,000).

    (E)  FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLANS:

       The Company has two funded senior employee share purchase plans which provide for loans to be made to designated eligible employees to be used for the purchase of common shares. At June 30, 2004, loans to employees under the funded senior employee share purchase plans amounted to $4,019,000 with respect to 225,710 common shares (2003 -- $4,445,000 with respect to 247,239 common shares). The loans, which are included in amounts receivable, are non-interest bearing, secured by a promissory note and a pledge of the shares ($3,611,360 market value at June 30, 2004) and mature by 2012. A further 96,400 common shares have been authorized and reserved for issuance under one of the plans.

    (F)  KEY EXECUTIVE EMPLOYEE BENEFIT PLAN:

       The Company has a key executive employee benefit plan which permits the Company to grant awards of common shares purchased in the open market to executive officers. To June 30, 2004, a total of 292,182 (2003 -- 292,182) common shares were purchased under this plan. The common shares vest to the employees in part over time and the balance on the attainment of certain future earnings and debt levels. The value of the shares amortized to income during the year ended June 30, 2004 was $1,992,000 (2003 -- $2,097,000). None of the shares were vested as at June 30, 2004.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (G)  STOCK COMPENSATION:

       Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. The fair value of options issued in the year ended June 30, 2004 amounted to $1,911,000 and is being amortized as an expense over the vesting period of five years. The 2004 expense was $290,000.

       Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company's net income for the year ended June 30, 2004 would have been reduced to the pro forma amount indicated below:

                                                                        2004       2003
                                                                       -------    -------
         Net income, as reported.....................................  $59,949    $34,176
         Estimated fair value of option grants.......................   (2,383)    (1,909)
                                                                       -------    -------
         Net income, pro forma.......................................  $57,566    $32,267
                                                                       =======    =======
         Pro forma income per common share from continuing
           operations:
           Basic.....................................................  $  1.21    $  0.69
           Diluted...................................................     1.20       0.69

       The estimated fair value of option grants excludes the effect of those granted before July 1, 2001. The fair value of options granted during the year ended June 30, 2004 was $5.44 per option (2003 -- $6.35) on the grant date on a weighted average basis.

       Fair value determinations have been calculated using the Black-Scholes model and the following assumptions:

                                                                       2004    2003
                                                                       ----    ----
         Dividend yield (%)..........................................  0.9      0.9
         Risk-free interest rate (%).................................  3.38    3.11
         Expected option life (years)................................    7        7
         Expected volatility (%).....................................   35       36

    (H) EARNINGS PER SHARE INFORMATION:

       Basic earnings per common share ("EPS") is calculated by dividing net income attributable to common shareholders ("numerator") by the weighted average number of common shares outstanding ("denominator"). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive stock options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

       The numerator for basic and diluted EPS was the same for each of the periods presented. The reconciliation of the denominators used is as follows:

                                                                        2004      2003
                                                                       ------    ------
         Denominator:
           Weighted average number of common shares outstanding --
             basic...................................................  47,588    47,364
           Effect of dilutive options................................      64        80
           Effect of shares purchased for benefit plan...............     146       146
                                                                       ------    ------
           Weighted average number of common shares outstanding --
             diluted.................................................  47,798    47,590
                                                                       ======    ======

       Options aggregating 3,802,300 (2003 -- 3,675,300) have not been included in the computation of diluted income per common share as they were anti-dilutive.

13. INCOME TAXES:

    (a) The provision for income taxes from continuing operations is as follows:

                                                                        2004       2003
                                                                       -------    -------
         Current.....................................................  $11,674    $10,157
         Future......................................................   (1,240)    (3,914)
                                                                       -------    -------
                                                                       $10,434    $ 6,243
                                                                       =======    =======

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                         2004        2003
                                                                       --------    --------
         Statutory rate (%)..........................................      36.0        38.0
                                                                       --------    --------
         Income tax charge at statutory rate.........................  $ 29,978    $ 19,683
         Non-deductible expenses and amortization....................       652         326
         Large corporations tax......................................     1,564       2,574
         Taxes related to non-controlling interest share of
           earnings..................................................    (4,640)     (4,284)
         Foreign taxes less than statutory rate......................   (16,849)    (13,182)
         Other.......................................................      (271)      1,126
                                                                       --------    --------
         Provision for income taxes..................................  $ 10,434    $  6,243
                                                                       ========    ========

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                         2004        2003
                                                                       --------    --------
         Future tax assets:
           Non-capital loss carryforwards............................  $ 22,297    $ 35,823
           Differences in working capital deductions for tax and
             accounting purposes.....................................    10,175       5,465
           Other.....................................................     1,386       3,861
                                                                       --------    --------
         Total gross future tax assets...............................    33,858      45,149
         Valuation allowance.........................................   (19,593)    (17,559)
                                                                       --------    --------
         Net future tax assets.......................................    14,265      27,590
                                                                       --------    --------
         Future tax liabilities:
           Differences in net book value and undepreciated capital
             cost of resort assets and resort properties.............    66,272      81,824
           Differences in book value and tax basis of bank and other
             indebtedness............................................    16,816      28,844
           Other.....................................................        --       1,289
                                                                       --------    --------
         Total gross future tax liabilities..........................    83,088     111,957
                                                                       --------    --------
         Net future tax liabilities..................................  $ 68,823    $ 84,367
                                                                       ========    ========

       Net future tax liabilities are classified for balance sheet purposes as follows:

                                                                         2004        2003
                                                                       --------    --------
         Current assets:
           Future income taxes.......................................  $ 18,638    $ 10,619
         Long-term liabilities:
           Future income taxes.......................................    87,461      94,986
                                                                       --------    --------
                                                                       $ 68,823    $ 84,367
                                                                       ========    ========

    (c) At June 30, 2004, the Company has non-capital loss carryforwards for income tax purposes of approximately $97,300,000 (2003 -- $117,200,000) that are available to offset future taxable income. As at June 30, 2004, approximately $49,800,000 will expire in varying amounts over the next five years and $47,500,000 will expire in varying amounts over the next six to 20 years.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

14. JOINT VENTURES:

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships (note 2(b)):

                                                                    2004        2003
                                                                  --------    --------
    Resort properties, current..................................  $ 21,773    $ 53,993
    Other current assets........................................    19,571      20,888
                                                                  --------    --------
                                                                    41,344      74,881
    Current liabilities.........................................   (49,093)    (59,629)
                                                                  --------    --------
    Working capital (deficiency)................................    (7,749)     15,252
    Resort operations...........................................   166,146     161,609
    Resort properties, non-current..............................    95,208      79,032
    Bank and other indebtedness, non-current....................   (29,718)    (32,213)
    Other, net..................................................    (8,485)    (14,856)
                                                                  --------    --------
                                                                  $215,402    $208,824
                                                                  ========    ========

                                                                    2004        2003
                                                                  --------    --------
    Revenue.....................................................  $136,652    $128,286
    Expenses....................................................   129,264     122,272
                                                                  --------    --------
    Income from continuing operations before income taxes.......     7,388       6,014
    Results of discontinued operations..........................        --         419
                                                                  --------    --------
                                                                  $  7,388    $  6,433
                                                                  ========    ========

                                                                    2004        2003
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $  6,794    $ (5,309)
      Financing.................................................    (1,809)     30,544
      Investments...............................................    (5,746)    (25,003)
                                                                  --------    --------
    Increase (decrease) in cash and cash equivalents............  $   (761)   $    232
                                                                  ========    ========

15. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its resort operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete resort operations assets and resort properties currently under construction and held for sale amounting to $108,855,000 at June 30, 2004 (2003 -- $379,019,000). These
        costs are substantially covered by existing financing commitments.

    (c) In addition to the leases described in (a) above, the Company has entered into other operating lease commitments, payable as follows:

         Year ending June 30, 2005...................................    $ 12,728
                           2006......................................      11,007
                           2007......................................       9,739
                           2008......................................       9,172
                           2009......................................       7,553
               Subsequent to 2009....................................      77,590
                                                                         --------
                                                                         $127,789
                                                                         ========

    (d) The Company is contingently liable for the obligations of certain joint ventures and partnerships. The assets of these joint ventures and partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (e) The Company has issued letters of credit amounting to $80,978,000 (2003 -- $52,137,000) as security for its commitments under various servicing agreements and for its potential liability under various legal disputes.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (f) The Company and its subsidiaries are involved in several lawsuits arising from the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

16. INTEREST EXPENSE:

                                                                   2004        2003
                                                                  -------    --------
    Total interest incurred.....................................  $94,628    $102,926
    Less:
      Interest capitalized to resort operations assets..........      277         192
      Interest capitalized to resort properties, net of
        capitalized interest included in real estate cost of
        sales of $25,562,000 (2003 -- $14,872,000)..............   23,023      40,653
                                                                  -------    --------
                                                                  $71,328    $ 62,081
                                                                  =======    ========

    Interest was charged to income as follows:

                                                                   2004        2003
                                                                  -------    --------
    Real estate costs...........................................  $25,562    $ 14,872
    Interest expense............................................   45,766      47,142
    Discontinued operations.....................................       --          67
                                                                  -------    --------
                                                                  $71,328    $ 62,081
                                                                  =======    ========

    Real estate cost of sales also includes $39,134,000 (2003 -- $17,581,000) of interest incurred in prior years. Interest incurred and interest expense include commitment and other financing fees and amortization of deferred financing costs.

17. FINANCIAL INSTRUMENTS:

    (A)  FAIR VALUE:

       The Company has various financial instruments including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt and interest swap agreements are also financial instruments. The total fair value of the Company's long-term debt, including interest swap agreements, is estimated to be $986,587,000. The fair value of floating rate long-term debt is assumed to approximate its carrying value. The fair value of other long-term debt has been estimated by discounting future cash flows at current rates offered to the Company for debt of similar maturities and credit quality.

    (B) INTEREST RATE RISK:

       As described in note 9, $132,330,000 of the Company's long-term debt bears interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

    (C)  CREDIT RISK:

       The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

18. PENSION PLANS:

    The Company has two non-contributory defined benefit pension plans, one registered and the other non-registered, covering certain of its senior executives. At June 30, 2004, the estimated market value of the plans' assets was $5,227,000 (2003 -- $3,252,000) and the estimated present value of the unfunded benefit obligation was $12,754,000 (2003 -- $12,352,000). A substantial portion of the unfunded benefit obligation has been secured by a letter of credit. This obligation is being expensed over a period of 12 years.

    In addition to the plans mentioned above, one of the Company's subsidiaries has two defined benefit pension plans covering certain employees. At June 30, 2004, the estimated market value of the plans' assets was $3,837,000 (2003 -- $5,989,000) and the estimated present value of the unfunded benefit obligation was $2,405,000 (2003 -- $2,229,000). The obligation is being expensed over a period of nine years. In the year ended June 30, 2004, benefits totaling $2,692,000 (2003 -- $1,105,000) were paid to plan participants.

    For the year ended June 30, 2004, the Company expensed pension costs of $3,202,000 (2003 -- $1,992,000).

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

19. SEGMENTED INFORMATION:

    The Company has four reportable segments: mountain resort operations, warm-weather resort operations, real estate operations, and corporate and all other. The mountain resort segment includes all of the Company's mountain resorts and associated activities. The warm-weather segment includes Sandestin and all of the Company's stand-alone golf courses. The real estate segment includes all of the Company's real estate activities.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior executives responsible for the performance of the segment.

    The following table presents the Company's results from continuing operations by reportable segment:

                                                                     2004          2003
                                                                  ----------    ----------
    Segment revenue:
      Mountain resort...........................................  $  553,978    $  506,482
      Warm-weather resort.......................................      72,879        66,356
      Real estate...............................................     918,730       527,944
      Corporate and all other...................................       6,117         2,417
                                                                  ----------    ----------
                                                                  $1,551,704    $1,103,199
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Segment operating profit:
      Mountain resort...........................................  $  109,514    $  108,279
      Warm-weather resort.......................................       5,918         8,387
      Real estate...............................................     108,558        75,005
      Corporate and all other...................................       6,117         2,417
                                                                  ----------    ----------
                                                                     230,107       194,088
    Less:
      Interest..................................................      45,766        47,142
      Depreciation and amortization.............................      68,626        67,516
      Corporate general and administrative expenses.............      20,369        14,889
      Call premium and unamortized costs of senior notes
        redeemed................................................      12,074            --
      Write-down of technology assets...........................          --        12,270
                                                                  ----------    ----------
                                                                     146,835       141,817
                                                                  ----------    ----------
    Income before income taxes, non-controlling interest and
      discontinued operations...................................  $   83,272    $   52,271
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Segment assets:
      Mountain resort...........................................  $  939,771    $  978,719
      Warm-weather resort.......................................     181,560       145,361
      Real estate...............................................   1,026,676     1,311,079
      Corporate and all other...................................     107,743        80,563
                                                                  ----------    ----------
                                                                  $2,255,750    $2,515,722
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Segment capital expenditures:
      Mountain resort...........................................  $   63,529    $   59,674
      Warm-weather resort.......................................       5,813         4,872
      Corporate and all other...................................      12,111         5,025
                                                                  ----------    ----------
                                                                  $   81,453    $   69,571
                                                                  ==========    ==========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    GEOGRAPHIC INFORMATION:

                                                                     2004          2003
                                                                  ----------    ----------
    Revenue:
      Canada....................................................  $  597,169    $  481,449
      United States.............................................     954,535       621,750
                                                                  ----------    ----------
                                                                  $1,551,704    $1,103,199
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Operating profit:
      Canada....................................................  $  115,193    $  155,801
      United States.............................................     114,914        38,287
                                                                  ----------    ----------
                                                                  $  230,107    $  194,088
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Identifiable assets:
      Canada....................................................  $  876,684    $  886,978
      United States.............................................   1,379,066     1,628,744
                                                                  ----------    ----------
                                                                  $2,255,750    $2,515,722
                                                                  ==========    ==========

20. RELATED PARTY TRANSACTIONS:

    During the year ended June 30, 2004, the Company sold 14 real estate projects to partnerships in which it exercises significant influence (collectively, the "Leisura Partnerships"). Total proceeds on the sales amounted to $171,500,000 and consisted of cash, the assumption of certain project-related working capital accounts, and notes receivable. Profit on the sale of the projects is deferred and recognized as revenue on the sale of the projects is realized by the Leisura Partnerships.

    At June 30, 2004, deferred revenue includes $31,702,000 relating to the sale of projects to the Leisura Partnerships and amounts receivable includes $13,582,000 due from the Leisura Partnerships. Interest income related to the notes receivable and working capital loans of $1,006,000 has been included in interest and other income for the year ended June 30, 2004.

    Development and sales management fees earned during the year ended June 30, 2004 totaled $13,212,000 and have been included in management services revenues.

    Investment in and advances to Leisura at June 30, 2004:

    Equity contributions........................................  $33,450
    Leisura formation costs.....................................    3,810
    Notes receivable............................................   11,956
    Equity income, net of amortization of formation costs.......    1,683
                                                                  -------
                                                                  $50,899
                                                                  =======

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

21. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2004        2003
                                                                  --------    --------
    Cash provided by (used in):
      Amounts receivable........................................  $ (1,071)   $(14,529)
      Other assets..............................................    31,164     (17,557)
      Amounts payable...........................................   (14,795)     16,291
      Deferred revenue and deposits.............................   (39,227)     45,064
                                                                  --------    --------
                                                                  $(23,929)   $ 29,269
                                                                  ========    ========
    Supplemental information:
      Interest paid.............................................  $ 98,430    $ 99,867
      Income, franchise and withholding taxes paid..............     6,011      11,067
    Non-cash investing activities:
      Notes received on sale of properties to Leisura...........    11,956          --
      Notes received on real estate sales.......................    33,143       4,679
      Notes received on asset disposals.........................        --       2,226
      Bank and other indebtedness incurred on acquisition.......        --      35,172

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
    PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                    2004        2003
                                                                  --------    --------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $ 59,949    $ 34,754
    Effects of differences in accounting for:
      Depreciation and amortization pursuant to SFAS 109 (c)....      (674)       (690)
      Real estate revenue recognition (g).......................    17,351      (8,931)
      Start-up costs (h)........................................       677       3,101
      Tax effect of differences.................................    (5,914)      2,478
    Results of discontinued operations..........................        --        (578)
                                                                  --------    --------
    Income before cumulative effect of change in accounting
      principle.................................................    71,389      30,134
    Adjustment to reflect change in accounting for goodwill, net
      of tax (i)................................................        --      (6,150)
                                                                  --------    --------
    Net income in accordance with United States GAAP............    71,389      23,984
    Opening retained earnings in accordance with United States
      GAAP......................................................   294,034     275,101
    Common share dividends......................................    (5,706)     (5,051)
                                                                  --------    --------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $359,717    $294,034
                                                                  ========    ========
    Income before cumulative effect of change in accounting
      policy per common share (in dollars):
      Basic.....................................................  $   1.50    $   0.64
      Diluted...................................................      1.49        0.63
    Income per common share (in dollars):
      Basic.....................................................      1.50        0.51
      Diluted...................................................      1.49        0.50
                                                                  ========    ========
    Weighted average number of shares outstanding (in
      thousands):
      Basic.....................................................    47,588      47,364
      Diluted...................................................    47,798      47,590
                                                                  --------    --------

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2004          2003
                                                                  ----------    ----------
    Comprehensive income:
      Net income in accordance with United States GAAP..........  $   71,389    $   23,984
      Other comprehensive income (f)............................      19,446        17,808
                                                                  ----------    ----------
                                                                  $   90,835    $   41,792
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Total assets in accordance with Canadian GAAP...............  $2,255,750    $2,515,722
    Effects of differences in accounting for:
      Shareholder loans (b).....................................      (4,019)       (4,445)
      Resort assets (c).........................................       1,281         1,948
      Goodwill (c)..............................................      37,727        37,471
      Resort properties (c).....................................         640           640
      Sale-leaseback (g)........................................      13,292        14,080
      Start-up costs (h)........................................      (1,873)       (2,551)
      Future income taxes on differences........................       4,519         4,222
                                                                  ----------    ----------
    Total assets in accordance with United States GAAP..........  $2,307,317    $2,567,087
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,468,441    $1,804,583
    Effects of differences in accounting for:
      Revenue recognition (g)...................................       5,960        24,096
      Future income taxes on differences........................       6,211            --
                                                                  ----------    ----------
    Total liabilities in accordance with United States GAAP.....  $1,480,612    $1,828,679
                                                                  ==========    ==========

                                                                     2004          2003
                                                                  ----------    ----------
    Capital stock in accordance with Canadian GAAP..............  $  463,485    $  460,742
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................       1,563         1,563
      Shareholder loans (b).....................................      (4,019)       (4,445)
                                                                  ----------    ----------
    Capital stock in accordance with United States GAAP.........     461,029       457,860
    Closing retained earnings in accordance with United States
      GAAP......................................................     359,717       294,034
    Accumulated other comprehensive income (f)..................       5,959       (13,486)
                                                                  ----------    ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $  826,705    $  738,408
                                                                  ==========    ==========

    (A)  EXTINGUISHMENT OF OPTIONS AND WARRANTS:

       Payments made in prior years to extinguish options and warrants could be treated as capital items under Canadian GAAP. These payments would have been treated as income items under United States GAAP. As a result, the cumulative impact of payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No such payments were made during the years ended June 30, 2004 and 2003.

    (B) SHAREHOLDER LOANS:

       For Canadian GAAP purposes, the Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totaling $4,019,000 and $4,445,000 as at June 30, 2004 and 2003, respectively, would be deducted from shareholders' equity.

    (C)  INCOME TAXES:

       As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes. This policy was adopted for Canadian GAAP purposes on a retroactive without restatement basis effective July 1, 1999. Prior to July 1, 1999, the Company had adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       the financial statement amounts presented under United States GAAP. SFAS 109 requires that future tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax-deductible goodwill and unallocated negative goodwill, effective from the Company's year ended September 30, 1994. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at June 30, 2004 and 2003 as follows:

                                                                        2004       2003
                                                                       -------    -------
         Resort operations assets....................................  $ 1,281    $ 1,948
         Goodwill....................................................   37,727     37,471
         Resort properties...........................................      640        640

    (D) JOINT VENTURES:

       In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with the rules and regulations of the SEC, the Company has elected not to reconcile for joint ventures which are accounted for by the proportionate consolidation method under Canadian GAAP (note 14).

    (E)  STOCK COMPENSATION:

       As described in note 2(q), effective July 1, 2003, for Canadian GAAP purposes the Company adopted, on a prospective basis, the fair-value based measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. In addition, in note 12(g) the Company provides pro forma disclosure as if a fair value method had been applied for grants made between July 1, 2001 and June 30, 2003.

       For United States GAAP purposes, the Company has also adopted the fair-value based measurement of stock-based compensation prospectively effective July 1, 2003. Pro forma disclosures under United States GAAP would consider the fair value of all grants made subsequent to December 15, 1995. Using the fair value method, the Company's net income under United States GAAP would have been reduced to the pro forma amounts indicated below:

                                                                        2004       2003
                                                                       -------    -------
         Net income in accordance with United States GAAP:
           As reported...............................................  $71,389    $23,984
           Estimated fair value of option grants.....................   (5,154)    (5,228)
                                                                       -------    -------
           Pro forma.................................................  $66,235    $18,756
                                                                       =======    =======
         Pro forma income per common share:
           Basic.....................................................  $  1.39    $  0.40
           Diluted...................................................     1.39       0.39
                                                                       =======    =======

       Fair value determinations have been calculated using the Black-Scholes option pricing model and the following assumptions:

                                                                       2004    2003
                                                                       ----    ----
         Dividend yield (%)..........................................  0.9      0.9
         Risk-free interest rate (%).................................  3.38    3.11
         Expected option life (years)................................    7        7
         Expected volatility (%).....................................   35       36

    (F)  OTHER COMPREHENSIVE INCOME:

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

       The foreign currency translation adjustment in the amount of $4,941,000 (2003 -- $14,243,000) presented in shareholders' equity under Canadian GAAP would be considered in the calculation of accumulated other comprehensive income under United States GAAP together with other changes attributable to United States GAAP reconciling items disclosed herein. The change in the accumulated other comprehensive income balance of $19,446,000 would be other comprehensive income for the year (2003 -- income of $17,808,000).

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (G)  REAL ESTATE REVENUE RECOGNITION:

      For Canadian GAAP purposes, the Company recognizes profit arising on the sale of a property, a portion of which is leased back by the Company, to the extent the gain exceeds the net present value of the minimum lease payments. The deferred gain is recognized over the lease term. Under United States GAAP, where the Company has continued involvement in the property, the sale-leaseback transaction is precluded from sale-leaseback accounting. As a result, the profit on the transaction is not recognized but rather the sales proceeds are treated as a liability and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met. In addition, under United States GAAP (a) revenue from certain property sales is deferred due to specified aspects of the Company's continuing involvement being deemed to exist and (b) adjustments are made to the timing of revenue recognized on sales to equity-accounted-for investments.

    (H) START-UP COSTS:

      As described in note 2(f), the Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of specific operations. For United States GAAP purposes, such costs would be expensed as incurred.

    (I)  GOODWILL AND INTANGIBLE ASSETS:

      For Canadian GAAP purposes, during the year ended June 30, 2003, the Company restated opening retained earnings to recognize the cumulative impact of impairment losses arising from the adoption of new accounting standards related to goodwill and intangible assets with indefinite lives. For United States GAAP purposes, the Company concurrently adopted effective July 1, 2002 the provisions of SFAS 142, "Goodwill and Other Intangible Assets," which are similar to Canadian GAAP except that under this standard the cumulative effect of the calculated impairment losses are recognized as a cumulative effect of a change in accounting policy and charged to net income in the year of adoption.

    (J)  DERIVATIVES AND HEDGING ACTIVITIES:

      For United States GAAP purposes, the Company adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective July 1, 2000. Under this standard, derivative instruments are initially recorded at cost with changes in fair value recognized in income except when the derivative is identified, documented and highly effective as a hedge, in which case the changes in fair value are excluded from income to be recognized at the time of the underlying transaction. The only derivative instrument outstanding at June 30, 2004 and 2003 is the interest rate swap described in note 9. As the fair value of this swap is not materially different than its cost at both dates, no reconciliation adjustment is required.

    (K) RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS:

      In the U.S., SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. For U.S. GAAP purposes, the Company adopted the provisions of SFAS 143 effective July 1, 2002. Certain of the land lease arrangements related to the Company's resort operations require remediation steps be taken on termination of the lease arrangement. As the Company has the intention to operate its resorts indefinitely, it is unable to make a reasonable estimate of the fair values of the ultimate asset retirement obligations.

      SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), provides guidance for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. SFAS 144 also provides guidance on how to present discontinued operations in the income statement and includes as a discontinued operation a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are required to be applied prospectively after the adoption date to newly initiated disposal activities. The Company was required to adopt SFAS 144 effective July 1, 2002. The adoption of SFAS 144 did not materially impact the Company's consolidated financial position or results of operations.

      The FASB has issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires additional disclosures as well as the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. The initial measurement of this liability is the fair value of the guarantee at inception. The requirements of FIN 45 have been considered in the preparation of these consolidated financial statements.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       In December 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"). Its provisions are effective for the Company's June 30, 2004 year-end. FIN 46R clarifies the application of other aspects of United States GAAP related to the identification of that entity which is required to consolidate other entities in situations where the majority voting interest may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests ("a variable interest entity"). FIN 46R generally requires consolidation by that entity which has variable interests that will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. If there is an entity that holds such majority risks and rights, that entity is defined to be the primary beneficiary of the variable interest entity. The Company has interests in certain entities which meet the definition of a variable interest entity, but in none of these situations is the Company identified as the primary beneficiary. These entities are generally development arrangements where the Company holds a minority equity interest and provides additional related services to the entity. The Company's maximum exposure to losses is limited to its investment in these entities. The Company accounts for its interest in these entities by the equity method. Accordingly, the adoption of FIN 46R has not impacted the Company's June 30, 2004 financial position or results of operations under United States GAAP.

23. SUBSEQUENT EVENT

    On July 2, 2004, the Company purchased a 66 2/3% interest in Abercrombie & Kent Group of Companies, S.A. (A&K), a worldwide luxury adventure-travel company, for a nominal cash amount. The purchase will result in the Company consolidating the accounts of A&K, reflecting its assets and liabilities at fair values at July 2, 2004 and including in its consolidated financial statements the results of its operations from that date.